GEORGIA ★ CAROLINA
Bancshares, Inc.


07054433

First Bank

PROCESSED

MAY 1 7 2007

THOMSON
FINANCIAL

2006 ANNUAL REPORT

Celebrating Our 10th Anniversary

Total Return to Shareholders (Includes reinvestment of dividends)

Company Name/Index	ANNUAL RETURN PERCENTAGE Years Ending				
	2002	2003	2004	2005	2006
Georgia-Carolina Bancshares, Inc.	105.52	149.31	-7.11	-14.77	-1.75
S&P Small Cap 600 Index	-14.63	38.79	22.65	7.68	15.12
Peer Group	14.44	49.54	11.47	16.78	14.35

Company Name/Index	INDEXED RETURNS Years Ending					
	Base Period 2001	2002	2003	2004	2005	2006
Georgia-Carolina Bancshares, Inc.	100	205.52	512.38	475.94	405.63	398.51
S&P Small Cap 600 Index	100	85.37	118.48	145.32	156.48	180.14
Peer Group	100	114.44	171.14	190.77	222.78	254.74

PEER GROUP COMPANIES

APPALACHIAN BANCSHARES INC.
CCF HOLDING CO.
CITIZENS BANCSHARES CORP.
COLONY BANKCORP, INC.
COMMUNITY NATIONAL BANCORP
(Acquired by South Georgia bank Holding 6/2006)

CRESCENT BANKING CO.
FLAG FINANCIAL CORP.
GEORGIA-CAROLINA BANCSHARES
HABERSHAM BANCORP, INC.
PAB BANKSHARES, INC.

SAVANNAH BANCORP, INC.
SOUTHEASTERN BANK FINL CORP.
SUMMIT BANK CORP/GA
WGNB CORP

Prepared by Standard & Poor's
4/11/2007

Comparison Of Cumulative Five Year Total Return



Prepared by Standard & Poor's
4/11/2007

COVER
Corporate Headquarters for Georgia-Carolina Bancshares, Inc., and Main Office for First Bank of Georgia.



GEORGIA ★ CAROLINA
Bancshares, Inc.

April 27, 2007

Patrick G. Blanchard
President & CEO

Dear Shareholders, Customers, Employees and Friends:

It is our pleasure to present the 2006 Annual Report of Georgia-Carolina Bancshares, Inc.

As a matter of record, this year represents the 10th anniversary of the Company, which marks ten quite active and productive years.

Consolidated net income for the year ended December 31, 2006 was $2,897,000 compared to consolidated net income of $3,455,000 for the year ended December 31, 2005.

The year 2006 was a significant one for the Company and our subsidiary, First Bank of Georgia. While the opening of the corporate headquarters and new Main Office created additional operating expenses which were expected to have a negative impact on profitability, this new office is needed to maintain the strong growth that we have enjoyed over the past seven years.

We anticipate that the new corporate headquarters and new Main Office will continue contributing to the growth of the Company in 2007 and will begin contributing to the profitability of the Company and the Bank beginning in 2007.

The total consolidated assets of the Company grew to $417,471,000 as of December 31, 2006 from $349,481,000 as of December 31, 2005, a 19.5% increase.

Book value per share of the common stock of the Company increased by 11.5% or $.98 per share to $9.51 as of December 31, 2006.

Fourth quarter return on average assets for 2006 was .94% compared to 1.16% for the previous year. Fourth quarter return on average equity for 2006 was 12.01% compared to 14.88% for 2005.

During 2006, First Bank introduced a new Overdraft Privilege Program and a new Remote Deposit Program to bank customers and to the metro Augusta market, which partially contributed to the Bank's healthy increase in deposits during 2006.

Total bank loans, net of allowance for loan losses, grew by $31,942,000 during 2006, while total bank deposits grew by $36,902,000.

We are pleased with our healthy growth in both loans and deposits during 2006.

Please also accept this letter as an additional invitation to attend our Annual Meeting of Shareholders to be held at 4:00 p.m. on Monday, May 21, 2007 in the lobby of our new attractive Main Office which is located at 3527 Wheeler Road.

As in the past, we also thank you for your continued interest and support of our Company and your patronage of First Bank of Georgia.

Sincerely,

Patrick G. Blanchard
President & Chief Executive Officer

3527 Wheeler Road - Augusta, Georgia 30909 - Phone (706) 731.6600
Post Office Box 15148 - Augusta, Georgia 30919-1148



HISTORY IN THE MAKING
Celebrating
Our 10th Anniversary

MISSION STATEMENT

It is the mission of Georgia-Carolina Bancshares, Inc. to remain an independent financial institution, while providing quality financial services to the Georgia-Carolina community, and to provide for a long-term superior return to shareholders.



We support Augusta...it's our home.

First Bank

First Bank

MARKET INFORMATION

The Company's common stock trades on the Over-The-Counter Bulletin Board under the symbol "GECR". The market for the Company's common stock must be characterized as a limited market due to its relatively low trading volume and lack of analyst coverage. The following table sets forth for the periods indicated the quarterly high and low bid quotations per share as reported by the Over-The-Counter Bulletin Board. These quotations also reflect inter-dealer prices without retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions. The share prices below reflect all stock splits.

	High	Low
Fiscal year ended December 31, 2006		
First Quarter	$16.00	$13.82
Second Quarter	$15.50	$13.50
Third Quarter	$16.60	$13.95
Fourth Quarter	$16.65	$12.80
Fiscal year ended December 31, 2005		
First Quarter	$17.60	$15.60
Second Quarter	$19.50	$14.75
Third Quarter	$16.35	$15.00
Fourth Quarter	$15.05	$13.10

Holders of Common Stock

As of March 20, 2007, the number of holders of record of the Company's common stock was 592.

Dividends

No cash dividends were paid by the Company during the years ended December 31, 2006 or 2005. On April 1, 2005, the Company effected a 5-for-4 split of its common stock in the form of a 25% stock dividend to shareholders of record as of March 1, 2005.

Future dividends will be determined by the Board of Directors of the Company in light of circumstances existing from time to time, including the Company's growth, financial condition and results of operations, the continued existence of the restrictions described below on the Bank's ability to pay dividends and other factors that the Board of Directors of the Company considers relevant. In addition, the Board of Directors of the Company may determine, from time to time, that it is prudent to pay special nonrecurring cash dividends in addition to or in lieu of regular cash dividends. Such special dividends will depend upon the financial performance of the Company and will take into account its capital position. No special dividend is presently contemplated.

Because the Company's principal operations are conducted through the Bank, the Company generates cash to pay dividends primarily through dividends paid to it by the Bank. Accordingly, any dividends paid by the Company will depend on the Bank's earnings, capital requirements, financial condition and other factors. Under Georgia law, the Bank may pay dividends only when and if the Bank is not insolvent. In addition, dividends may not be declared or paid at any time when the Bank does not have combined paid-in capital and appropriated retained earnings equal to at least 20% of the Bank's capital stock. Moreover, dividends may not be paid by the Bank without the prior approval of the Georgia Banking Department, if the dividends are in excess of specified amounts fixed by the Georgia Banking Department.

Equity Compensation Plan Information

The Company currently has three equity compensation plans: (i) the 1997 Stock Option Plan, which was approved by shareholders; (ii) the 2004 Incentive Plan, which was approved by shareholders; and (iii) the Director Stock Purchase Plan, which has not been approved by shareholders. The following table provides information as of December 31, 2006 regarding the Company's then existing compensation plans and arrangements:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
1997 Stock Option Plan	291,055	$6.90	-
2004 Incentive Plan	39,505	$14.79	290,620
Equity compensation plans not approved by security holders	N/A	N/A	83,860

Recent Sales of Unregistered Securities; Issuer Stock Purchases

Not Applicable.

Selected Financial Data

Our selected consolidated financial data presented below as of and for the years ended December 31, 2002 through 2006 is derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2005 and 2006 and for each of the years in the three year period ended December 31, 2006 are included elsewhere in this report. All years have been restated as necessary for stock dividends and stock splits.

At and for the Years Ended December 31,

($ in thousands, except per share data)

	2006	2005	2004	2003	2002
Selected Balance Sheet Data:					
Assets	$ 417,471	$ 349,481	$ 332,393	$ 266,025	$ 257,362
Investment securities	55,404	39,362	43,375	35,594	28,916
Loans, held for investment	280,883	248,311	216,728	174,567	145,370
Loans, held for sale	56,758	40,064	56,729	34,219	67,927
Allowance for loan losses	4,386	3,756	3,416	3,164	2,436
Deposits	341,342	304,440	257,780	221,656	201,619
Short-term borrowings	38,561	13,342	46,987	19,993	35,745
Accrued interest	3,214	1,539	785	531	1,110
Long-term debt	700	800	900	1,000	1,000
Other liabilities	1,528	751	573	981	993
Shareholders' equity	32,126	28,609	25,368	21,864	16,895
Selected Results of Operations Data:					
Interest income	25,335	20,876	16,088	15,159	13,368
Interest expense	11,969	8,420	4,468	4,911	5,172
Net interest income	13,366	12,456	11,620	10,248	8,196
Provision for loan losses	898	1,022	808	880	451
Net interest income after provision for loan losses	12,468	11,434	10,812	9,368	7,745
Non-interest income	9,800	10,331	10,571	15,540	10,397
Non-interest expense	17,911	16,368	15,714	16,503	12,879
Income before taxes	4,357	5,397	5,669	8,405	5,263
Income tax expense	1,460	1,942	2,167	3,373	1,932
Net income	$ 2,897	$ 3,455	$ 3,502	$ 5,032	$ 3,331
Per Share Data					
Net income – basic	$ 0.86	$ 1.04	$ 1.06	$ 1.53	$ 1.02
Net income – diluted	$ 0.83	$ 0.98	$ 0.99	$ 1.41	$ 0.95
Book value	$ 9.51	$ 8.53	$ 7.65	$ 6.63	$ 5.17
Weighted average number of shares outstanding:					
Basic	3,370,277	3,336,834	3,305,534	3,281,130	3,253,662
Diluted	3,489,564	3,524,294	3,521,876	3,560,495	3,518,055

At and for the Years Ended December 31,

	2006	2005	2004	2003	2002
Performance Ratios:					
Return on average assets	0.78%	1.00%	1.19%	1.92%	1.44%
Return on average equity	9.57%	12.80%	14.86%	25.97%	22.14%
Net interest margin (1)	3.81%	3.78%	4.14%	3.96%	4.12%
Efficiency ratio (2)	77.39%	71.45%	70.81%	63.98%	68.72%
Loan to deposit ratio	98.92%	94.72%	106.08%	94.19%	105.79%
Asset Quality Ratios:					
Nonperforming loans to total loans	0.68%	0.59%	0.61%	0.51%	0.28%
Nonperforming assets to total assets	0.69%	0.61%	0.63%	0.42%	0.35%
Net charge-offs to average total loans	0.09%	0.24%	0.23%	0.07%	0.12%
Allowance for loan losses to					
nonperforming loans	191.86%	219.91%	205.29%	299.05%	408.04%
Allowance for loan losses to total loans	1.30%	1.30%	1.25%	1.52%	1.14%
Capital Ratios:					
Average equity to average assets					
Leverage ratio	7.85%	8.14%	7.98%	8.48%	6.81%
Tier 1 risk-based capital ratio	9.25%	9.91%	9.11%	10.38%	8.68%
Total risk-based capital ratio	10.50%	11.16%	10.34%	11.89%	9.93%
Growth Ratios and Other Data:					
Percentage change in net income	(16.2%)	(1.3%)	(30.4%)	51.1%	98.9%
Percentage change in diluted net					
income per share	(15.3%)	(1.0%)	(29.8%)	48.4%	93.9%
Percentage change in assets	19.5%	5.1%	24.9%	3.4%	25.0%
Percentage change in loans	17.1%	5.5%	31.0%	(2.1%)	22.6%
Percentage change in deposits	12.1%	18.1%	16.3%	9.94%	34.8%
Percentage change in equity	12.3%	12.8%	16.0%	29.4%	28.0%

(1) Non-tax equivalent.
(2) Computed by dividing non-interest expense by the sum of net interest income and non-interest income, excluding gains and losses on the sale of assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Company and Bank and should be read in conjunction with the Company's Financial Statements.

Special Note Regarding Forward-Looking Statements

Certain statements in this Annual Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which represent the expectations or beliefs of our management, including, but not limited to, statements concerning the banking industry and our operations, performance, financial condition and growth. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "should," "can," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including competition, general economic and market conditions, changes in interest rates, changes in the value of real estate and other collateral securing loans, interest rate sensitivity and exposure to regulatory and legislative changes, and other risks and uncertainties described in our filings with the Securities and Exchange Commission. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by us or any person that the future events, plans, or expectations contemplated by us will be achieved. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Critical Accounting Policies

The accounting and reporting policies of the Company and Bank are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported.

Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record the valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies for the Company and Bank are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses to be the only critical accounting policy.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on non-impaired loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation made pursuant to either Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies, or SFAS 114, Accounting by Creditors for Impairment of a Loan. The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The historical loss element is determined using the average of actual losses incurred over prior years for each type of loan. The historical loss experience is adjusted for known changes in economic conditions and credit quality trends such as changes in the amount of past due and nonperforming loans. The resulting loss allocation factors are applied to the balance of each type of loan after removing the balance of impaired loans from each category.

There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses could be required that could adversely affect earnings or financial position in future periods.

Additional information on the Bank's loan portfolio and allowance for loan losses can be found in the "Loan Portfolio" section on pages 26-31 of this "Management's Discussion and Analysis". Note 1 to the consolidated financial statements also includes additional information on the Bank's accounting policies related to the allowance for loan losses.

Consolidated Financial Information

Certain financial information for the Company and Bank consolidated, and solely for the Bank as of and for the years ended December 31, 2006, 2005 and 2004 is presented below:

| | 2006 | | 2005 | | 2004 | |
	Total Assets	Net Income	Total Assets	Net Income	Total Assets	Net Income
			(Dollar amounts in thousands)			
Consolidated	$417,471	$2,897	$349,481	$3,455	$332,393	$3,502
Bank Only	$417,154	$3,040	$349,368	$3,604	$332,325	$3,696

During 2006, the Company funded operational costs primarily through proceeds from the exercise of stock options. The Company incurred approximately $329,883 in operational costs for the year ended December 31, 2006. The Company recorded an income tax benefit of $187,300, resulting in a net loss of $142,583 for 2006.

The Company has entered into an agreement with The Bankers Bank that provides the Company with a line of credit of up to $3 million and bears interest at the prime rate minus 50 basis points and matures in 2014. As of December 31, 2006 and 2005, the outstanding balance under the line of credit was $700,000 and $800,000 respectively. The arrangement requires the Company and the Bank to comply with certain financial and other covenants. At December 31, 2006, the Company and the Bank were in compliance with all applicable covenants.

The Bank

Results of Operations – Comparison of 2006 and 2005

For the year ended December 31, 2006, the Bank experienced an increase in total assets and a decrease in net income. Total assets increased 19.5% to $417.5 million at December 31, 2006 from $349.5 million at December 31, 2005. Average total assets were $372.8 million in 2006 and $345.9 million in 2005, an increase of $26.9 million or 7.8%. This increase in average assets is primarily the result of strong loan demand during 2006. Net loans held for investment increased from $244.6 million at December 31, 2005 to $276.5 million at December 31, 2006, an increase of 13.0%. Commercial loans decreased $2.2 million, or 7.4%, from $29.9 million at December 31, 2005 to $27.7 million at December 31, 2006. Real estate mortgage loans increased $16.6 million, or 10.9%, from $152.5 million at December 31, 2005 to $169.1 million at December 31, 2006, and real estate construction loans increased $17.8 million, or 32.0%, from $55.7 million at December 31, 2005 to $73.5 million at December 31, 2006. Installment and consumer loans increased $400,000 or 3.9%, from $10.2 million at December 31, 2005 to $10.6 million at December 31, 2006. The decrease in commercial loans is primarily the result of softer demand in this segment of the loan portfolio. The increases in each of the other loan categories are the result of the Bank's continuing efforts to increase these types of loans. Loans held for sale by the Bank increased 41.6% from $40.1 million at December 31, 2005 to $56.8 million at December 31, 2006, as flattening rates impacted the volume of activity in this loan category.

The allowance for loan losses was $4,386,000 at December 31, 2006 and $3,756,000 at December 31, 2005. This represents an increase of $630,000, or 16.8%. The increase in the allowance is based upon management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects the growth in the Bank's loan portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.30% at December 31, 2006 and 1.30% at December 31, 2005. Substantially all loans held for sale originated by the Bank consist of well-secured single family residential mortgage loans which are originated with a sales commitment and are sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 1.56% at December 31, 2006, compared to 1.51% at December 31, 2005.

The asset growth of the Bank during 2006 was funded through deposit account growth within the Bank's existing market areas as well as out-of-market funding, through short-term borrowings from correspondent banks, and from lines of credit established with the Federal Home Loan Bank. Total deposit accounts at December 31, 2006 were $341.3 million, an increase of $36.9 million or 12.1%, from $304.4 million at December 31, 2005. Total other borrowings by the Bank were $38.6 million at December 31, 2006, an increase of $25.3 million, or 190.2%, from the balance of $13.3 million at December 31, 2005. Borrowings were up in 2006 as a result of the growth in the loan portfolio.

The Bank's loan to deposit ratio was 98.9% at December 31, 2006 and 94.7% at December 31, 2005. Excluding mortgage loans held for sale, this ratio was 82.3% for 2006 and 81.6% for 2005.

Interest income was $25.3 million for 2006, compared to $20.9 million for 2005. This represents an increase of $4.4 million, or 21.1%. This increase was attributable to both higher loan volume as well as higher yields. Interest expense increased $3.6 million, or 42.9%, from $8.4 million for 2005 to $12.0 million for 2006. This increase in interest expense was also the result of increased deposit account balances as well as a higher cost of funds for the year. The increase in deposit accounts was a result of marketing efforts in the local markets served by the Bank and strategic planning with respect to obtaining out-of-market funds. The Bank focuses on obtaining growth in deposit accounts to fund the Bank's loan growth. Non-interest bearing deposits increased $2.8 million, or 7.6%, from $37.0 million in 2005 to $39.8 million in 2006. Net interest income for 2006 was $13.4 million, representing an increase of $900,000, or 7.2%, from $12.5 million in 2005.

Non-interest income of $9.8 million was recorded in 2006, a decrease of $500,000, or 4.9%, from the $10.3 million recorded in 2005.

Non-interest expense increased from $16.4 million in 2005 to $17.9 million in 2006, an increase of $1.5 million, or 9.1%. The increase resulted from increased personnel costs associated with normal merit increases as well as strategic new positions added during the year. Additionally, there were increases in operating costs associated with the new main office that opened during 2005.

In total, net income decreased in 2006 by $600,000, or 17.1%, from $3.5 million in 2005 to $2.9 million in 2006 as a result of each of the above factors.

Comparison of 2005 and 2004

For the year ended December 31, 2005, the Bank experienced an increase in total assets and a decrease in net income. Total assets increased 5.1% to $349.4 million at December 31, 2005 from $332.3 million at December 31, 2004. Average total assets were $345.9 million in 2005 and $294.3 million in 2004, an increase of $51.6 million or 17.5%. This increase in average assets is primarily the result of strong loan demand during 2005. Net loans held for investment increased from $213.3 million at December 31, 2004 to $244.6 million at December 31, 2005, an increase of 14.6%. Commercial loans decreased $900,000, or 2.8%, from $30.8 million at December 31, 2004 to $29.9 million at December 31, 2005. Real estate mortgage loans increased $24.8 million, or 19.4%, from $127.7 million at December 31, 2004 to $152.5 million at December 31, 2005, and real estate construction loans increased $9.1 million, or 19.7%, from $46.6 million at December 31, 2004 to $55.7 million at December 31, 2005. Installment and consumer loans decreased $1.5 million or 13.0%, from $11.7 million at December 31, 2004 to $10.2 million at December 31, 2005. The decrease in commercial loans is due to a significant loan payoff at year end, and the decrease in installment and consumer loans is primarily the result of softer demand in this segment of the loan portfolio. The increases in each of the other loan categories are the result of the Bank's continuing efforts to increase these types of loans. Loans held for sale by the Bank decreased 29.4% from $56.7 million at December 31, 2004 to $40.1 million at December 31, 2005 as rising rates impacted the volume of activity in this loan category.

The allowance for loan losses was $3,756,000 at December 31, 2005 and $3,416,000 at December 31, 2004. This represents an increase of $340,000, or 10.0%. The increase in the allowance is based upon management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects the growth in the Bank's loan portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.30% at December 31, 2005 and 1.25% at December 31, 2004. Substantially all loans held for sale originated by the Bank consist of well-secured single family residential mortgage loans which are originated with a sales commitment and are sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 1.51% at December 31, 2005, compared to 1.58% at December 31, 2004.

The asset growth of the Bank during 2005 was funded through deposit account growth within the Bank's existing market areas as well as out-of-market funding, through short-term borrowings from correspondent banks, and from lines of credit established with the Federal Home Loan Bank. Total deposit accounts at December 31, 2005 were $304.4 million, an increase of $46.6 million or 18.1%, from $257.8 million at December 31, 2004. Total other borrowings by the Bank were $13.3 million at December 31, 2005, a decrease of $33.7 million, or 71.7%, from the balance of $47.0 million at December 31, 2004. Borrowings were down in 2005 as the level of loans held for sale was down.

The Bank's loan to deposit ratio was 94.7% at December 31, 2005 and 106.1% at December 31, 2004. Excluding mortgage loans held for sale, this ratio was 81.6% for 2005 and 84.1% for 2004.

Interest income was $20.9 million for 2005, compared to $16.1 million for 2004. This represents an increase of $4.8 million, or 29.8%. This increase was attributable to both higher loan volume and higher yields. Interest expense increased $3.9 million, or 88.5%, from $4.5 million for 2004 to $8.4 million for 2005. This increase in deposit expense was also the result of increased deposit account balances as well as a higher cost of funds for the year. The increase in deposit accounts was a result of market-ing efforts in the local markets served by the Bank and strategic planning with respect to obtaining out-of-market funds. The Bank focuses on obtaining growth in deposit accounts to fund the Bank's loan growth. Non-interest bearing deposits increased $3.5 million, or 10.5%, from 2004 to 2005. Net interest income for 2005 was $12.4 million, representing an increase of $0.8 mil-lion, or 7.2%, from $11.6 million for 2004.

The change in non-interest income was minimal with $10.3 million recorded in 2005, a decrease of $300,000, or 2.3%, from the $10.6 million recorded in 2004.

Non-interest expense increased from $15.4 million in 2004 to $16.1 million in 2005, an increase of $700,000, or 4.7%. The in-crease resulted from increased personnel costs associated with normal merit increases as well as strategic new positions added during the year. Additionally, there were increases in operating costs associated with the new main office that was opened dur-ing 2005.

In total, net income only slightly decreased in 2005 by $100,000, or 2.7%, from $3.7 million in 2004 to $3.6 million in 2005 as a result of each of the above factors.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

The following table presents the average balance sheet of the Company for the years ended December 31, 2006, 2005 and 2004. Also presented is the Company's actual interest income and expense from each asset and liability, the average yield of each interest-earning asset and the average cost of each interest-bearing liability. This table includes all major categories of interest-earning assets and interest-bearing liabilities:

AVERAGE BALANCE SHEETS

(Dollar amounts in thousands)

Year Ended December 31,

	2006			2005			2004		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
ASSETS									
INTEREST-EARNING ASSETS									
Loans, net of unearned income	$302,778	$23,144	7.64%	$286,924	$19,263	6.71%	$242,158	$14,713	6.07%
Investment securities	47,153	2,053	4.35%	40,951	1,549	3.78%	38,416	1,368	3.56%
Fed funds sold & cash in banks	2,788	138	4.95%	2,008	64	3.19%	373	7	1.88%
Total interest-earning assets	352,719	25,335	7.18%	329,883	20,876	6.33%	280,947	16,088	5.73%
NON-INTEREST-EARNING ASSETS									
Cash and due from banks	7,404			6,235			6,647		
Bank premises and fixed assets	10,879			9,555			7,351		
Accrued interest receivable	1,779			1,479			1,225		
Other assets	4,010			2,598			1,528		
Allowance for loan losses	(4,039)			(3,877)			(3,439)		
Total assets	$372,752			$345,873			$294,259		
LIABILITIES AND SHAREHOLDERS' EQUITY									
INTEREST-BEARING DEPOSITS									
NOW accounts	$29,395	$497	1.69%	$32,212	$494	1.53%	$36,681	$417	1.14%
Savings accounts	53,603	1,994	3.72%	56,234	1,542	2.74%	62,431	941	1.51%
Money market accounts	18,782	555	2.96%	13,001	348	2.68%	9,520	97	1.02%
Time accounts	178,982	7,760	4.34%	145,226	4,742	3.27%	99,153	2,384	2.40%
Total interest-bearing deposits	280,762	10,806	3.85%	246,673	7,126	2.89%	207,785	3,839	1.85%
OTHER INTEREST-BEARING LIABILITIES									
Borrowed funds	21,592	1,163	5.39%	34,052	1,294	3.80%	30,681	629	2.05%
Total interest-bearing liabilities	302,354	11,969	3.96%	280,725	8,420	3.00%	238,466	4,468	1.87%
NON-INTEREST-BEARING LIABILITIES AND SHAREHOLDERS' EQUITY									
Demand deposits	36,717			36,273			30,837		
Other liabilities	3,433			1,887			1,438		
Shareholders' equity	30,248			26,988			23,518		
Total liabilities and shareholders' equity	$372,752			$345,873			$294,259		
Interest rate spread			3.22%			3.33%			3.86%
Net interest income		$13,366			$12,456			$11,620	
Net interest margin			3.79%			3.78%			4.14%
Average interest-earning assets to average total assets			94.63%			95.38%			95.48%
Average loans to average deposits			95.37%			101.41%			101.48%

Rate/Volume Analysis of Net Interest Income

The following table sets forth information regarding changes in net interest income attributable to changes in average balances and changes in rates for the periods indicated. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The balance of the change in interest income or expense and net interest income has been attributed to a change in average rate. Non-accruing loans have been included in the category "Net loans and loans held for sale."

	Year Ended December 31, 2006 Compared with Year Ended December 31, 2005			Year Ended December 31, 2005 Compared with Year Ended December 31, 2004		
	(In Thousands)					
	Increase (Decrease) Due to					
	Volume	**Rate**	**Total**	**Volume**	**Rate**	**Total**
Interest earned on:						
Tax-exempt securities	$ 31	$ 28	$ 59	$ 37	$ (21)	$ 16
Taxable securities	200	245	445	54	111	165
Federal funds sold and cash in banks	23	51	74	54	2	56
Net loans and loans held for sale	1,064	2,817	3,881	2,715	1,836	4,551
Total interest income	$ 1,318	$ 3,141	$ 4,459	$ 2,860	$ 1,928	$ 4,788
Interest paid on:						
NOW deposits	(43)	46	3	(49)	126	77
Money market deposits	155	52	207	35	216	251
Savings deposits	(72)	524	452	(91)	692	601
Time deposits	1,102	1,916	3,018	1,095	1,263	2,358
Borrowed funds	(473)	342	(131)	51	564	615
Total interest expense	$ 669	$ 2,880	$ 3,549	$ 1,041	$ 2,861	$ 3,902
Increase (decrease) in net interest income	$ 649	$ 261	$ 910	$ 1,819	$ (933)	$ 886

Deposits

The Bank offers a wide range of commercial and consumer interest bearing and non-interest bearing deposit accounts, including checking accounts, money market accounts, negotiable order of withdrawal ("NOW") accounts, individual retirement accounts, certificates of deposit and regular savings accounts. The sources of deposits are residents, businesses and employees of businesses within the Bank's market area, obtained through the personal solicitation of the Bank's officers and directors, direct mail solicitation and advertisements published in the local media. The Bank pays competitive interest rates on time and savings deposits. In addition, the Bank has implemented a service charge fee schedule competitive with other financial institutions in the Bank's market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and similar items.

The following table details, for the periods indicated, the average amount of and average rate paid on each of the following deposit categories (dollar amounts in thousands):

	Year Ended December 31, 2006		Year Ended December 31, 2005		Year Ended December 31, 2004	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
Deposit Category						
Non-interest bearing demand deposits	$36,717	–	$36,273	–	$30,837	–
NOW and money market deposits	48,177	2.18%	45,213	1.86%	46,201	1.11%
Savings deposits	53,603	3.72%	56,234	2.74%	62,431	1.51%
Time deposits	178,982	4.34%	145,226	3.27%	99,153	2.40%

The maturities of certificates of deposit and individual retirement accounts of $100,000 or more as of December 31, 2006 were as follows (in thousands):

Three months or less	$36,679
Over three months through six months	29,758
Over six months through twelve months	43,124
Over twelve months	29,808
Total	$139,369

Short-Term Borrowings

Borrowed funds consist of short-term borrowings, including federal funds purchased, retail and other repurchase agreements and lines of credit with the Federal Home Loan Bank. The average balance of borrowed funds was approximately $20.8 million for the year ended December 31, 2006, compared to $33.2 million and $30.7 million for the years ended December 31, 2005 and 2004, respectively.

The most significant borrowed funds categories for the Bank are two lines of credit from the Federal Home Loan Bank, consisting of the "Loans Held for Sale" (LHFS) program, formerly known as the warehouse line of credit, and a 1-4 family line of credit.

At December 31, 2006, the outstanding balance on the LHFS line of credit was $23,328,076 with an interest rate of 6.06%, compared to no outstanding balance at December 31, 2005. At December 31, 2004, the outstanding balance on the LHFS line of credit was $30,001,709 with an interest rate of 2.94%. The average balance outstanding on the LHFS line of credit was $7,574,412 for 2006 with a weighted average interest rate of 5.69 %. The average balance outstanding on the LHFS line of credit was $16,192,581 for 2005 with a weighted average interest rate of 4.13%. The average balance outstanding for 2004 was $15,271,565, with a weighted average interest rate of 2.31%. The maximum amount outstanding on the LHFS line of credit at any month end during 2006 was $24,213,305 and was $33,967,444 during 2005. The maximum amount outstanding during 2004 was $30,001,709. The LHFS line of credit is secured by the mortgage loans held for sale originated with the borrowed funds. The interest rate on the LHFS line of credit is equal to the Federal Home Loan Bank's Daily Rate Credit Program rate plus 50 basis points.

At December 31, 2006, the outstanding balance on the 1-4 family line of credit was $8,500,000 with a weighted average interest rate of 5.56%. The balance outstanding on the 1-4 family line of credit was $8,000,000 as of December 31, 2005, with a weighted average interest rate of 4.44 %. At December 31, 2004, the outstanding balance on the 1-4 family line of credit was $10,235,000, with a weighted average interest rate of 2.44%. The maximum amount outstanding on the 1-4 family line of credit at any month end during 2006 was $9,200,000 and was $12,562,000 during 2005. The maximum amount outstanding during 2004 was $10,235,000. This line of credit was established in May 2003 and is secured by the Bank's portfolio of 1-4 family first mortgage loans, excluding those loans that are held for sale. The interest rate on the 1-4 family line of credit is equal to the Federal Home Loan Bank's Daily Rate Credit Program rate.

Loan Portfolio

The Bank engages in a full complement of lending activities, including commercial, consumer/installment and real estate loans. As of December 31, 2006, the Bank's loan portfolio consisted of 60.2% real estate mortgage loans, 26.2% real estate construction loans, 9.9% commercial loans and 3.7% consumer/installment loans.

Commercial lending is directed principally towards businesses whose demands for funds fall within the Bank's legal lending limits and which are potential deposit customers of the Bank. This category of loans includes loans made to individual, partnership or corporate borrowers, for a variety of business purposes. These loans include short-term lines of credit, short- to medium-term plant and equipment loans, loans for general working capital and letters of credit.

The Bank's consumer loans consist primarily of installment loans to individuals for personal, family or household purposes, including automobile loans to individuals and pre-approved lines of credit.

The Bank's real estate mortgage loans include commercial mortgage lending and residential mortgage lending. The Bank's commercial mortgage loans are generally secured by office buildings, retail establishments and other types of property. The Bank's residential mortgage loans are primarily single-family residential loans secured by the residential property.

The Bank's real estate construction loans consist of residential and commercial construction loans as well as land development loans. These loans are primarily construction and development loans to builders in the Augusta and Savannah, Georgia areas.

While risk of loss in the Bank's loan portfolio is primarily tied to the credit quality of the various borrowers, risk of loss may also increase due to factors beyond the Bank's control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in the Bank's real estate portfolio.

With respect to loans which exceed the Bank's lending limits or established credit criteria, the Bank may originate the loan and sell it to another bank. The Bank may also purchase loans originated by other banks. Management of the Bank does not believe that loan purchase participations will necessarily pose any greater risk of loss than loans which the Bank originates.

The following table presents the categories of loans contained in the Bank's loan portfolio as of the end of the five most recent fiscal years and the total amount of all loans for such periods:

	December 31,				
	2006	2005	2004	2003	2002
			(In Thousands)		
Type of Loan					
Commercial, financial and agricultural	$27,692	$29,945	$30,820	$24,552	$24,105
Real estate – construction	73,502	55,737	46,581	37,201	26,117
Real estate – mortgage	169,141	152,497	127,691	99,179	79,374
Installment and consumer	10,609	10,189	11,705	15,500	15,832
Subtotal	$280,944	$248,368	$216,797	$176,432	$145,428
Less:					
Unearned income and deferred loan fees	(61)	(57)	(69)	(65)	(58)
Allowance for possible loan losses	(4,386)	(3,756)	(3,416)	(3,164)	(2,436)
Total (net of allowance)	$276,497	$244,555	$213,312	$173,203	$142,934

In addition to the above, at December 31, 2006, the Bank also had $56.8 million of single family residential mortgage loans held for sale that were originated by the Bank's Mortgage Division.

The table below presents an analysis of maturities of certain categories of loans as of December 31, 2006:

Type of Loan	Due in 1 Year or Less	Due in 1 to 5 Years	Due After 5 Years	Total
	(In Thousands)			
Commercial, financial and agricultural	$14,558	$11,309	$1,825	$27,692
Real estate-construction	71,479	2,023	-	73,502
Total	$86,037	$13,332	$1,825	$101,194

The following is a presentation of an analysis of sensitivities of certain loans (those presented in the maturity table above) to changes in interest rates as of December 31, 2006 (in thousands):

Loans due after 1 year with predetermined interest rates	$ 11,937
Loans due after 1 year with floating interest rates	$ 3,220

The following table presents information regarding non-accrual and past due loans at the dates indicated:

	December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
	(Dollars In Thousands)				
Loans accounted for on a non-accrual basis					
Number	49	73	75	58	43
Amount	$2,286	$1,708	$1,664	$1,057	$597
Accruing loans which are contractually past due 90 days or more as to principal and interest payments					
Number	2	10	6	13	3
Amount	$71	$297	$444	$496	$ 91

The Bank does not have any loans which are "troubled debt restructurings" as defined in SFAS No. 15.

Accrual of interest is discontinued when a loan becomes 90 days past due as to principal and interest or, when in management's judgment, the interest will not be collectible in the normal course of business. Additional interest income of $118,900 in 2006 would have been recorded if all loans accounted for on a non-accrual basis had been current in accordance with their original terms. No interest income has been recognized in 2006 on loans that have been accounted for on a non-accrual basis.

At December 31, 2006, there were no loans classified for regulatory purposes as doubtful, substandard or special mention that have not been disclosed above which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Summary of Loan Loss Experience

An analysis of the Bank's loss experience is furnished in the following table for the periods indicated.

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollar amounts in thousands)				
Allowance, beginning of year	$3,756	$3,416	$3,164	$2,436	$2,187
Charge offs:					
Commercial, financial and agricultural	106	521	240	55	11
Installment and consumer	95	129	127	141	195
Real estate – mortgage	98	73	333	10	7
	299	723	700	206	213
Recoveries:					
Commercial, financial and agricultural	16	34	-	-	1
Installment and consumer	7	7	14	53	6
Real estate - mortgage	8	-	130	1	4
	31	41	144	54	11
Net (charge-offs) recoveries	(268)	(682)	(556)	(152)	(202)
Provision charged to operations	898	1,022	808	880	451
Allowance, end of year	$4,386	$3,756	$3,416	$3,164	$2,436
Ratio of net (charge-offs) recoveries during the period to average loans outstanding during the period	(.09%)	(.24%)	(.23%)	(.07%)	(.11%)

Loan Loss Allowance

In the normal course of business, the Bank has recognized and will continue to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of collateral securing such loans.

Accordingly, management has established an allowance for loan losses, which totaled approximately $4,386,000 at December 31, 2006, which is allocated according to the following table, along with the percentage of loans in each category to total loans:

	2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial, financial and agricultural	$883	9.9%	$543	12.1%	$581	14.2%	$410	13.9%	$330	16.6%
Real estate - construction	1,442	26.2%	1,312	22.4%	1,165	21.5%	1,100	21.1%	704	17.9%
Real estate - mortgage	1,760	60.2%	1,671	61.4%	1,432	58.9%	1,385	56.2%	920	54.6%
Consumer and installment	191	3.7%	136	4.1%	152	5.4%	249	8.8%	387	10.9%
Unallocated	110	--	94	--	86	--	20	--	95	--
Total	$4,386	$	3,756		$3,416		$3,164		$2,436	

In evaluating the Bank's allowance for loan losses, management has taken into consideration concentrations within the loan portfolio, past loan loss experience, growth of the portfolio, current economic conditions and the appraised value of collateral securing loans. Although management believes the allowance for loan losses is adequate, management's evaluation of losses is a continuing process which may necessitate adjustments to the allowance in future periods.

Real estate mortgage loans constituted approximately 60.2% of outstanding loans at December 31, 2006. These loans include both commercial and residential mortgage loans. Management believes the risk of loss for commercial real estate loans is generally higher than residential loans. Management continuously monitors the performance of the commercial real estate portfolio and collateral values. Residential mortgages are generally secured by the underlying residence. Management of the Bank believes that these loans are adequately secured.

Real estate construction loans represented approximately 26.2% of the Bank's outstanding loans at December 31, 2006. This category of the loan portfolio consists of commercial and residential construction and development loans located in the Bank's market areas in Georgia and Florida. Management of the Bank closely monitors the performance of these loans and periodically inspects properties and development progress. Management considers these factors in estimating and evaluating the allowance for loan losses.

Commercial loans represented approximately 9.9% of outstanding loans at December 31, 2006. Commercial loans are generally considered by management as having greater risk than other categories of loans in the Bank's loan portfolio. However, the Bank generally originates commercial loans on a secured basis, and at December 31, 2006, over 90% of the Bank's commercial loans were secured. Management believes that the secured status of a substantial portion of the commercial loan portfolio greatly reduces the risk of loss inherently present in commercial loans.

Consumer and installment loans represented approximately 3.7% of outstanding loans at December 31, 2006 and are also well secured. At December 31, 2006, the majority of the Bank's consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans inherently possess less risk than other categories of loans.

Loans held for sale consist of single family residential mortgage loans originated by the Bank's Mortgage Division. These loans are originated with an investor purchase commitment and are sold shortly after origination by the Bank.

The Bank's management and Board of Directors monitor the loan portfolio monthly to evaluate the adequacy of the allowance for loan losses. Ratings on classified loans are also reviewed and performance is evaluated in determining the allowance. The provision for loan losses charged to operations is based on this analysis. In addition, management and the Board consider such factors as delinquent loans, collateral values and economic conditions in their evaluation of the adequacy of the allowance for loan losses.

Investments

As of December 31, 2006, investment securities comprised approximately 12.8% of the Bank's assets. The Bank invests primarily in obligations of the United States or agencies of the United States, mortgage-backed securities and obligations, other taxable securities and in certain obligations of states and municipalities. The Bank also enters into federal funds transactions with its principal correspondent banks. The Bank may act as a net seller or net purchaser of such funds.

The following table presents, for the dates indicated, the estimated fair market value of the Bank's investment securities available for sale. The Bank has classified all of its investment securities as available for sale.

| | December 31, | | |
	2006	2005	2004
Obligations of the U.S. Treasury and other U.S. government agencies	$26,177	$16,681	$15,887
Mortgage-backed securities	21,415	17,041	20,232
Obligations of States and political subdivisions	5,681	3,607	3,279
Corporate obligations	-	1,008	1,557
Total investment securities	$53,273	$38,337	$40,955
Federal Home Loan Bank stock	2,131	1,025	2,420
Total investment securities and FHLB stock	$55,404	$39,362	$43,375

The following tables present the contractual maturities and weighted average yields of the Bank's investments as of December 31, 2006:

Maturities of Investment Securities

	WITHIN ONE YEAR	AFTER ONE THROUGH FIVE YEARS	AFTER FIVE THROUGH TEN YEARS	AFTER TEN YEARS
	(In Thousands)			
Obligations of the U.S. Treasury and other U.S. government agencies	$5,426	$7,046	$12,190	$1,515
Mortgage-backed securities	595	5,533	-	15,287
Obligations of States and political subdivisions	-	539	2,320	2,822
Corporate obligations	-	-	-	-
Federal home loan bank stock	2,131	-	-	-
Total	$8,152	$13,118	$14,510	$19,624

Weighed Average Yields

	WITHIN ONE YEAR	AFTER ONE THROUGH FIVE YEARS	AFTER FIVE THROUGH TEN YEARS	AFTER TEN YEARS
Obligations of the U.S. Treasury and other U.S. government agencies	3.11%	5.08%	5.73%	6.00%
Mortgage-backed securities	3.46%	3.75%	-	4.85%
Obligations of States and political subdivisions	-	3.92%	5.96%	6.10%
Corporate obligations	-	-	-	-
Federal home loan bank stock	5.90%	-	-	-
Total weighted average yield	3.88%	4.47%	5.73%	5.05%

The weighted average yields on tax-exempt obligations presented in the table above have been computed on a tax-equivalent basis.

With the exception of U.S. government agency securities, the Bank did not have investments with a single issuer exceeding, in the aggregate, 10% of the Company's shareholders' equity.

Return on Equity and Assets

The following table presents certain profitability, return and capital ratios for the Company as of the end of the past three fiscal years.

	December 31,		
	2006	2005	2004
Return on Average Assets	0.78%	1.00%	1.19%
Return on Average Equity	9.57%	12.80%	14.86%
Dividend Payout	--	--	–
Equity to Assets	7.70%	8.19%	7.63%

Liquidity and Interest Rate Sensitivity

Deposit levels and the associated timing and quantity of funds flowing into and out of a bank inherently involve a degree of uncertainty. In order to ensure that it is capable of meeting depositors' demands for funds, the Bank must maintain adequate liquidity. Liquid assets consisting primarily of cash and deposits due from other banks, federal funds sold and investment securities maturing within one year provide the source of such funds. Insufficient liquidity may force a bank to engage in emergency measures to secure necessary funding, which could be costly and negatively affect earnings. The Bank monitors its liquidity on a monthly basis and seeks to maintain it at an optimal level.

As of December 31, 2006, the Bank's liquidity ratio was 15.1% as compared to 18.8% at December 31, 2005. In addition to the liquid assets described above, the Bank has a reserve funding source in the form of federal funds lines of credit with The Bankers Bank and SunTrust Bank. Management is not aware of any demands, commitments or uncertainties which could materially affect the Bank's liquidity position. However, should an unforeseen demand for funds arise, the Bank held readily marketable investment securities at December 31, 2006 with a market value of $53.3 million in its available-for-sale portfolio which would provide an additional source of liquidity.

Gap management is a conservative asset/liability strategy designed to maximize earnings over a complete interest rate cycle while reducing or minimizing the Bank's exposure to interest rate risk. Various assets and liabilities are termed to be "rate sensitive" when the interest rate can be replaced. By definition, the "gap" is the difference between rate sensitive assets and rate sensitive liabilities in a given time horizon. At December 31, 2006, the Bank was asset sensitive except in the 3-12 month time frame.

The following is an analysis of rate sensitive assets and liabilities as of December 31, 2006 (in thousands):

	0-3 mos.	3-12 mos.	1-5 years	5 years or more	Total
Taxable securities	$ -	$6,021	$12,579	$28,992	$47,592
Tax-exempt securities	-	-	539	5,142	5,681
Federal funds sold and cash in banks	12,291	-	-	-	12,291
Loans	191,742	23,925	118,393	3,581	337,641
Total rate sensitive assets	204,033	29,946	131,511	37,715	403,205
NOW and money market deposits	41,169	-	-	-	41,169
Savings deposits	53,606	-	-	-	53,606
Time deposits	51,989	108,658	46,047	25	206,719
Total rate sensitive deposits	146,764	108,658	46,047	25	301,494
Borrowed funds	38,561	-	-	-	38,561
Total rate sensitive liabilities	185,325	108,658	46,047	24	340,055
Excess of rate sensitive assets less rate sensitive liabilities	$18,708	$(78,712)	$85,464	$37,690	$63,150
Cumulative ratio of rate sensitive assets to liabilities	110%	80%	107%	119%	
Cumulative gap	$18,708	$(60,004)	$25,460	$63,150	

Capital Resources

The equity capital of the Bank totaled $32.3 million at December 31, 2006, an increase of $3.1 million, or 10.6%, from equity capital of $29.2 million at December 31, 2005. The increase in equity capital was attributable to the Bank's net income of $3.0 million, offset by a $200,000 debit adjustment as a result of SEC pronouncement SAB 108 effective November 15, 2006, and an increase of $300,000 in the Bank's after-tax unrealized gain/(loss) on available-for-sale securities, which under Statement of Financial Accounting Standard No. 115, is recognized in the available-for-sale portion of the bond portfolio by making adjustments to the equity capital account.

The equity capital of the Company totaled $32.1 million at December 31, 2006.

Management believes that the capitalization of the Company and the Bank is adequate to sustain the growth experienced in 2006. The following table sets forth the applicable actual and required capital ratios for the Company and the Bank as of December 31, 2006:

	December 31, 2006	Minimum Regulatory Requirement
Bank		
Tier 1 Capital ratio	9.32%	4.0%
Total risk-based capital ratio	10.57%	8.0%
Leverage ratio	8.77%	4.0%
Company – Consolidated		
Tier 1 Capital ratio	9.25%	4.0%
Total risk-based capital ratio	10.50%	8.0%
Leverage ratio	7.85%	4.0%

The above ratios indicate that the capital position of the Company and the Bank are sound and that the Company is well positioned for future growth.

There are no commitments of capital resources known to management which would have a material impact on the Bank's capital position.

Market Risk

Market risk is the risk arising from adverse changes in the fair value of financial instruments due to a change in interest rates, exchange rates and equity prices. Our primary market risk is interest rate risk.

The primary objective of asset/liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of rate sensitive earning assets and rate sensitive liabilities. The relationship of rate sensitive earning assets to rate sensitive liabilities is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest-bearing liabilities are those that can be repriced to current market rates within a relatively short time period. Management monitors the rate sensitivity of earning assets and interest-bearing liabilities over the entire life of these instruments in order to manage this risk

We have not experienced a high level of volatility in net interest income primarily because of the relatively large base of core deposits that do not reprice on a contractual basis. These deposit products include regular savings, interest-bearing transaction accounts and money market savings accounts. Balances for these accounts are reported based on historical repricing. However, the rates paid are typically not directly related to market interest rates, since management has some discretion in adjusting these rates as market rates change.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments which are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

Following is an analysis of significant off-balance sheet financial instruments at December 31, 2006 and 2005.

	At December 31, 2006	At December 31, 2005
	(In Thousands)	
Commitments to extend credit	$79,828	$66,262
Standby letters of credit	2,389	1,947
	$82,217	$68,209

Contractual Obligations

We have various contractual obligations that we must fund as part of our normal operations. The following table shows aggregate information about our contractual obligations, including interest, and the periods in which payments are due. The amounts and time periods are measured from December 31, 2006, based upon rates in effect at December 31, 2006.

	Payments Due by Period (in thousands)				
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 Years
Long-Term Debt	$889	$147	$401	$341	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	811	288	523	-	-
Time Deposits	216,495	168,182	47,971	295	47
	$218,195	$168,617	$48,895	$636	$47



Financial Statements

For the Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm 25

Consolidated Statements of Financial Condition 26

Consolidated Statements of Income 27

Consolidated Statements of Comprehensive Income 28

Consolidated Statements of Shareholders' Equity 29

Consolidated Statements of Cash Flows 30

Notes to Consolidated Financial Statements 31-57



Report of Independent Registered Public Accounting Firm

The Board of Directors

Georgia-Carolina Bancshares, Inc.
Augusta, Georgia

We have audited the accompanying consolidated statements of financial condition of Georgia-Carolina Bancshares, Inc. and subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Carolina Bancshares, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and cash flows, for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for share-based payments and evaluating prior year misstatements effective January 1, 2006.

Cherry, Bekaert + Holland, L.L.P.

Augusta, Georgia
March 20, 2007



CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005
(dollars in thousands, except per share amounts)

ASSETS

	2006	2005
Cash and due from banks	$ 11,109	$ 9,498
Federal funds sold	1,182	-
Securities available-for-sale	53,273	38,337
Loans, net of allowance for loan losses	276,497	244,555
Loans held for sale	56,758	40,064
Bank premises and fixed assets	10,655	10,563
Accrued interest receivable	1,738	1,756
Foreclosed real estate, net of allowance	599	427
Deferred tax asset, net	1,360	1,341
Federal Home Loan Bank Stock	2,131	1,025
Other assets	2,169	1,915
Total assets	$ 417,471	$ 349,481

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities

Deposits		
Non-interest bearing	$ 39,848	$ 36,986
Interest-bearing:		
NOW accounts	28,447	33,090
Savings	53,606	58,473
Money market accounts	12,722	19,669
Time deposits of $100,000 or more	139,369	94,763
Other time deposits	67,350	61,459
Total deposits	341,342	304,440
Federal funds purchased	-	3,456
Federal Home Loan Bank borrowings	31,828	8,000
Retail deposit agreements	6,733	1,886
Other liabilities	5,442	3,090
Total liabilities	385,345	320,872

Shareholders' equity(1)

Preferred stock, par value $.001; 1,000,000 shares authorized; none issued	-	-
Common stock, par value $.001; 9,000,000 shares authorized; 3,376,522 and 3,354,090 shares issued and outstanding, respectively	4	4
Additional paid-in capital	14,500	13,974
Retained earnings	17,903	15,183
Accumulated other comprehensive (loss)	(281)	(552)
Total shareholders' equity	32,126	28,609
Total liabilities and shareholders' equity	$ 417,471	$ 349,481

(1) Adjusted to reflect the 5-for-4 common stock split effected April 1, 2005.

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2006, 2005 and 2004
(dollars in thousands, except per share amounts)

	2006	2005	2004
Interest income			
Interest and fees on loans	$ 23,144	$ 19,263	$ 14,713
Interest on taxable securities	1,541	1,434	1,268
Interest on nontaxable securities	512	115	100
Interest on Federal funds sold and cash in banks	138	64	7
Total interest income	25,335	20,876	16,088
Interest expense			
Interest on time deposits of $100,000 or more	4,976	2,654	1,175
Interest on other deposits	5,830	4,472	2,664
Interest on funds purchased and other borrowings	1,163	1,294	629
Total interest expense	11,969	8,420	4,468
Net interest income	13,366	12,456	11,620
Provision for loan losses	898	1,022	808
Net interest income after provision for loan losses	12,468	11,434	10,812
Non-interest income			
Service charges on deposits	928	675	773
Other income	560	355	362
Gain on sale of mortgage loans	8,312	9,301	9,436
Total non-interest income	9,800	10,331	10,571
Non-interest expense			
Salaries and employee benefits	11,801	10,828	10,248
Occupancy expenses	1,467	1,310	1,255
Other expenses	4,643	4,230	4,211
Total non-interest expense	17,911	16,368	15,714
Income before income taxes	4,357	5,397	5,669
Income tax expense	1,460	1,942	2,167
Net income	$ 2,897	$ 3,455	$ 3,502
Earnings per share(1)			
Basic	$ .86	$ 1.04	$ 1.06
Diluted	$ .83	$ 0.98	$ 0.99

(1) Adjusted to reflect the 5-for-4 common stock split effected April 1, 2005.

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2006, 2005 and 2004
(dollars in thousands)

	2006	2005	2004
Net income	$ 2,897	$ 3,455	$ 3,502
Unrealized holding gain (loss) arising during the period, net of tax	271	(511)	(215)
Comprehensive income	$ 3,168	$ 2,944	$ 3,287

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For The Years Ended December 31, 2006, 2005 and 2004

(dollars in thousands)

	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2004	2,636,510	$2	$13,461	$8,227	$174	$21,864
Net income	-	-	-	3,502	-	3,502
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	(215)	(215)
Stock split effected in the form of a stock dividend	664,582	1	-	(1)	-	-
Proceeds from exercise of stock options	8,600	-	40	-	-	40
Issuance of stock for compensation	7,558	1	176	-	-	177
Balance at December 31, 2004	3,317,250	4	13,677	11,728	(41)	25,368
Net income	-	-	-	3,455	-	3,455
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	(511)	(511)
Stock split effected in the form of a stock dividend	368	-	-	-	-	-
Proceeds from exercise of stock options	24,795	-	106	-	-	106
Issuance of stock for compensation	11,677	-	191	-	-	191
Balance at December 31, 2005	3,354,090	4	13,974	15,183	(552)	28,609
SAB 108 adjustment, net of taxes	-	-	-	(177)	-	(177)
Balance at January 1, 2006(2)	3,354,090	4	13,974	15,006	(552)	28,432
Net income	-	-	-	2,897	-	2,897
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	271	271
Proceeds from exercise of stock options	10,400	-	59	-	-	59
Stock-based compensation expense	-	-	295	-	-	295
Issuance of stock for compensation	12,032	-	172	-	-	172
Balance at December 31, 2006	3,376,522	$4	$14,500	$17,903	$(281)	$32,126

(2) See Note 1 - Recent accounting standards

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006, 2005 and 2004
(dollars in thousands)

	2006	2005	2004
Cash flows from operating activities			
Net income	$ 2,897	$ 3,455	$ 3,502
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	764	534	480
Provision for loan losses	898	1,022	808
(Gains) losses on sales of foreclosed real estate	(21)	119	(9)
Stock-based compensation expense	295	-	-
Stock compensation	172	191	176
Deferred income tax	(172)	(113)	(348)
Net originations, proceeds and gain on loans originated for sale	(16,694)	16,665	(24,310)
(Increase) decrease in accrued interest receivable	18	(402)	(228)
Increase in accrued interest payable	1,674	743	236
Net change in other assets and liabilities	241	(1,036)	109
Net cash provided by (used in) operating activities	(9,928)	21,178	(19,584)
Cash flows from investing activities			
(Increase) decrease in Federal funds sold	(1,182)	-	8,470
Loan originations and collections, net	(33,619)	(32,668)	(41,272)
Purchases of available-for-sale securities	(21,003)	(7,077)	(24,279)
Proceeds from maturities and calls of available-for-sale securities	6,492	8,895	18,050
Purchases of restricted securities	(1,106)	-	(1,337)
Proceeds from sales of restricted securities	-	1,395	-
Proceeds from sale of foreclosed real estate	628	271	-
Net additions to premises and equipment	(751)	(2,755)	(1,673)
Net cash used in investing activities	(50,541)	(31,939)	(42,041)
Cash flows from financing activities			
Net increase in deposits, funds purchased, and other borrowings	33,346	44,546	40,694
Increase (decrease) in FHLB borrowings	23,828	(32,237)	21,637
Increase (decrease) in repurchase agreements	4,847	706	(204)
Proceeds from stock options exercised	59	106	40
Net cash provided by financing activities	62,080	13,121	62,167
Net increase in cash and due from banks	1,611	2,360	542
Cash and due from banks at beginning of the year	9,498	7,138	6,596
Cash and due from banks at end of the year	$ 11,109	$ 9,498	$ 7,138

See notes to consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 1 – Summary of significant accounting policies

Nature of business

Georgia-Carolina Bancshares, Inc. (the "Company") is a one-bank holding company. Substantially all of its business is conducted by its wholly-owned subsidiary, First Bank of Georgia (the "Bank"). The Bank is engaged in community banking activities through its locations in Thomson and Augusta, Georgia and the surrounding area. Most of the Bank's loans and loan commitments have been granted to customers in the Columbia, Richmond, and McDuffie County, Georgia areas. Many of the Bank's loan customers are also depositors of the Bank. The Bank has established a mortgage division that operates as First Bank Mortgage. This division currently has locations in the Augusta and Savannah, Georgia areas and in Jacksonville, Florida. The division originates residential real estate mortgage loans and provides financing to residential construction and development companies. Substantially all residential mortgage loans originated by the division are sold in the secondary market.

The Bank is subject to the regulations of Federal and state banking agencies and is periodically examined by them.

On December 31, 2004, the Company's Board of Directors approved a five-for-four stock split of the Company's common stock that was effected in the form of a stock dividend, on April 1, 2005 to shareholders of record on March 1, 2005. Per share information throughout the financial statements and footnotes reflects this stock split, with prior period amounts being restated to reflect the effects of the stock split.

Significant accounting policies

Basis of presentation: The consolidated financial statements include the accounts of the Company and its subsidiary bank. Significant inter-company transactions and accounts are eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant group concentrations of credit risk: A substantial portion of the Bank's loan portfolio is with customers in the Thomson and Augusta, Georgia market areas. The ultimate collectibility of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market conditions in and around these areas.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
December 31, 2006 and 2005

Note 1 – Summary of significant accounting policies *(continued)*

Cash and due from banks: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in the process of clearing). The Bank maintains due from accounts with banks primarily located in Georgia. Balances generally exceed insured amounts.

Investment securities: The Bank's investments in securities are classified and accounted for as follows:

Securities available-for-sale – Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income.

Securities held-to-maturity – Securities classified as held-to-maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs, or changes in general economic conditions. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, and computed by the interest method over their contractual lives.

Restricted equity securities without a readily determinable fair value are recorded at cost.

The Bank has not classified any securities as trading.

Gains and losses on the sale of securities are determined using the specific-identification method on a trade date basis. Dividends and interest income are recognized when earned. A decline in fair value of individual available-for-sale or held-to-maturity securities below cost that is deemed other than temporary, results in write-downs of individual securities to their fair value.

Loans and allowance for loan losses: Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest, except for unearned interest on discounted loans that is recognized as income over the term of the loan using a method that approximates a level yield.

Loans originated and intended for sale in the secondary market are stated at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. As the mortgage loans originated are individually pre-approved by the secondary market investors, the Bank is subject to minimal interest rate and credit risk on these loans, as the Bank only holds the loans temporarily as funding is completed.



Note 1 – Summary of significant accounting policies *(continued)*

Loan commitments, whose underlying mortgage loans at origination will be held for sale upon funding of the loan, are deriva-tive instruments as defined by Statement of Financial Accounting Standards (SFAS) No. 133, as amended. Pursuant to that SFAS, loan commitments are recognized on the consolidated balance sheet in other assets and other liabilities at fair value, with changes in their fair values recognized in current period earnings. At the inception of a loan commitment, the Bank generally will simultaneously enter into a forward loan sale commitment to protect the Bank from losses on sales of the loans underlying the loan commitment by securing the ultimate sale price and delivery date of the loan.

Accrual of interest income is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received.

The accrual of interest on impaired loans is discontinued when, in management's judgment, the borrower may be unable to meet payments as due. Management applies this criterion to all loans identified for evaluation except for smaller-balance ho-mogeneous residential mortgage and consumer installment loans that are collectively evaluated for impairment. Impairment on loans is measured using either the discounted expected cash flow method or value of collateral method. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management of the Bank evaluates the borrower's ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a period of delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay.

Interest payments on impaired loans are applied to the remaining principal balance until the balance is fully recovered. Once principal is recovered, cash payments received are recorded as recoveries to the extent of any principal previously charged-off and then as interest income.

Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan. Loan origination fees and direct loan origination costs on loans held for sale are deferred and rec-ognized at the time the loan is sold.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of certain specific loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
December 31, 2006 and 2005

Note 1 – Summary of significant accounting policies *(continued)*

volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Foreclosed real estate: Foreclosed real estate represents properties acquired through foreclosure or other proceedings. The property is held for sale and is recorded at the lower of the recorded amount of the loan, or fair value of the property, less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. Foreclosed real estate is reported net of allowance for losses in the consolidated financial statements.

Bank premises and equipment: Premises and equipment are stated at cost, less accumulated depreciation, and computed by straight-line and declining balance methods over the estimated useful lives of the assets, which range from three to thirty-nine years.

Financial instruments: In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Advertising: The Company expenses advertising costs as incurred.

Income taxes: Provisions for income taxes are based on amounts reported in the statements of income after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings per share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. This Statement establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. The Company's outstanding stock options are the primary cause of the Company's diluted earnings per share.

Fair value of financial instruments: The following methods and assumptions are used by the Bank in estimating fair values of financial instruments. In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.



Note 1 – Summary of significant accounting policies *(continued)*

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented are not intended to and do not represent the underlying value of the Bank.

Cash and due from banks, Federal funds sold, and interest-bearing deposits in banks – Due to the short-term nature of these instruments, their estimated fair values approximate their carrying amounts.

Available-for-sale and held-to-maturity securities – Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.

Loans – Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality. For loan commitments, the Bank utilizes prevailing interest rates being offered on similar loans to estimate the fair value of the commitment.

Deposit liabilities, other borrowings, and retail agreements – Due to the short-term nature of demand and savings accounts and retail agreements, the estimated fair value of these instruments approximates their carrying amounts. In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts. Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates.

Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded. The value of these commitments is equal to the fees charged to enter into such agreements. The Bank has determined that such instruments do not have a material distinguishable fair value, and no fair value has been assigned to these instruments.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income, although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income, are components of comprehensive income.

Stock-based compensation: On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-Based Payment, to account for compensation costs under its stock option plans. The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 2006 and 2005

Note 1 – Summary of significant accounting policies (continued)

costs were recognized for the Company's stock options because the option exercise price in its plans equals the market price on the date of grant. Prior to January 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

In adopting SFAS No. 123, the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands, except per share amounts). See Note 10 for additional information regarding the Company's stock-based compensation plans.

	2005	2004
Net income as reported	$ 3,455	$ 3,502
Earnings per share as reported		
Basic:	1.04	1.06
Diluted:	0.98	0.99
Stock-based employee compensation cost based on fair-value method	251	396
Proforma net income, including stock-based compensation cost based on fair-value method	3,204	3,106
Proforma earnings per share, including stock-based compensation cost based on fair-value method		
Basic:	0.96	0.94
Diluted:	0.91	0.88



Note 1 – Summary of significant accounting policies *(continued)*

Recently Issued Accounting Standards

In February 2006, the FASB issued SFAS 155, *Accounting for Certain Hybrid Financial Instruments*. SFAS 155 amends SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS 155 permits the fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. Further, it clarifies which interest-only strips and principal-only strips are not subject to SFAS 133 requirements. It also establishes a requirement to evaluate interests in securitized financial assets to identify interest in freestanding derivatives and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Last, it eliminates the prohibition on a qualifying special purpose entity from holding a derivative financial instrument pertaining to a beneficial interest other than another derivative financial instrument. The Company will be required to adopt this standard in 2007. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition, results of operations, or liquidity.

In June 2006, the FASB issued FASB Interpretation 48, *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109,"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, *"Accounting for Income Taxes."* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is required to be adopted by the Company on January 1, 2007. Management does not expect that the impact of this Interpretation will be material to the Company's financial condition, results of operations, or liquidity.

In September 2006, the FASB issued SFAS 157, *"Fair Value Measurements."* SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Company will be required to adopt this statement beginning in 2008. The adoption of this standard is not expected to have a material impact on the Company's financial condition, results of operations, or liquidity.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 108 ("SAB 108"). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements to determine if any restatement of prior financial statements is required. SAB 108 addresses the two techniques commonly used in practice in



Note 1 – Summary of significant accounting policies *(continued)*

accumulating and quantifying misstatements, and requires that the technique with the most severe result be used in determining whether a misstatement is material. SAB 108 was adopted by the Company on December 31, 2006. As a result of adopting SAB 108 on December 31, 2006, the Company recognized a decrease of $177,000 to beginning retained earnings as of January 1, 2006. The decrease is the result of an additional payroll accrual as of December 31, 2005, which the Company has elected to correct under the guidance in SAB 108. Based on the method previously applied, prior to the issuance of SAB 108, the impact was considered immaterial to the Company's financial condition, results of operations, and liquidity.

In February 2007, the FASB issued SFAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"*. SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable, and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. Adoption of SFAS 159 is effective for the Company on January 1, 2008. Early adoption is permitted, provided the entity also elects to apply the provisions of SFAS 157, *"Fair Value Measurements"*. Management of the Company is currently evaluating the potential impact of SFAS 159 on the Company's financial condition, results of operations, and liquidity.

Note 2 – Investment securities

The amortized cost and fair value amounts of securities owned as of December 31, 2006 and 2005 are shown below:

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Available-for-sale securities:				
U.S. Government and agency	$ 26,312	$ 95	$ (230)	$ 26,177
Mortgage-backed	21,729	41	(355)	21,415
State and municipal	5,670	44	(33)	5,681
	$ 53,711	$ 180	$ (618)	$ 53,273



Note 2 – Investment securities *(continued)*

	2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Available-for-sale securities:				
U.S. Government and agency	$ 17,057	$ -	$ (376)	$ 16,681
Mortgage-backed	17,511	8	(478)	17,041
Corporate obligations	1,003	5	-	1,008
State and municipal	3,629	17	(39)	3,607
	$ 39,200	$ 30	$ (893)	$ 38,337

The amortized cost and fair value of securities as of December 31, 2006 by contractual maturity are as follows. Actual maturities may differ from contractual maturities in mortgage-backed securities, as the mortgages underlying the securities may be called or pre-paid without penalty; therefore, these securities are not included in the maturity categories in the following maturity summary.

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
	(In thousands)	
One year or less	$ 5,504	$ 5,426
After one year through five years	7,735	7,585
After five years through ten years	14,421	14,510
After ten years	4,322	4,337
Mortgage-backed securities	21,729	21,415
	$ 53,711	$ 53,273

Securities with a carrying amount of approximately $48.7 million at December 31, 2006 and $38.8 million at December 31, 2005 were pledged to secure public deposits and for other purposes.

There were no material net realized gains (losses) on sales of securities during 2006, 2005, or 2004.

Information pertaining to securities with gross unrealized losses at December 31, 2006 and 2005 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:



Note 2 – Investment securities *(continued)*

	2006			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Securities available-for-sale:				
U. S. agency	$ 7	$ 2,991	$ 224	$ 15,033
State and municipal	6	1,153	26	731
Mortgage-backed	8	2,096	347	14,265
	$ 21	$ 6,240	$ 597	$ 30,029

	2005			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Securities available-for-sale:				
U. S. agency	$ 105	$ 6,219	$ 271	$ 10,462
State and municipal	7	908	32	724
Mortgage-backed	122	6,205	356	10,346
	$ 234	$ 13,332	$ 659	$ 21,532

Management evaluates securities for other-than-temporary impairment on a periodic basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuers, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2006, the gross unrealized losses are primarily the result of changes in market interest rates and not related to the credit quality of the underlying issuer. Each of the securities are U.S. agency debt securities, including mortgage-backed securities and municipal securities. As the Bank has the ability to hold the securities for the foreseeable future, no declines are deemed to be other than temporary.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
December 31, 2006 and 2005

Note 2 – Investment securities *(continued)*

Included in Other Assets is an investment of approximately $919,000 in a real estate rehabilitation project located in Georgia that will provide the Bank with state tax credits for approximately 10 years.

Note 3 – Loans

The composition of loans for the years ended December 31, 2006 and 2005 is summarized as follows:

	2006	2005
	(In thousands)	
Commercial and industrial	$ 27,692	$ 29,945
Real estate – construction	73,502	55,737
Real estate – residential	47,319	46,464
Real estate – commercial	121,822	106,033
Consumer	10,609	10,189
	280,944	248,368
Deferred loan fees	(61)	(57)
	280,833	248,311
Allowance for loan losses	(4,386)	(3,756)
Loans, net	$ 276,497	$ 244,555

Changes in the allowance for loan losses are as follows:

	2006	2005	2004
	(In thousands)		
Balance at beginning of the year	$ 3,756	$ 3,416	$ 3,164
Provision charged to operations	898	1,022	808
Recoveries	31	41	144
Loans charged off	(299)	(723)	(700)
Balance at end of the year	$ 4,386	$ 3,756	$ 3,416

Loans for which the accrual of interest had been discontinued or reduced amounted to approximately $2,286,000 and $1,708,000 at December 31, 2006 and 2005, respectively. There was no significant reduction in interest income associated with non-accrual and renegotiated loans. There were no loans identified as impaired under SFAS 114 at December 31, 2006 and 2005.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
December 31, 2006 and 2005

Note 3 – Loans *(continued)*

At December 31, 2006, executive officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $4,508,000. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for December 31, 2006 and 2005:

	2006	2005
	(In thousands)	
Balance at beginning of the year	$ 8,790	$ 3,299
Advances	1,217	6,588
Repayments	5,499	1,097
Balance at end of the year	$ 4,508	$ 8,790

Note 4 – Foreclosed real estate

A summary of foreclosed real estate for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
	(In thousands)		
Carrying amount of property	$ 599	$ 427	$ 414
Less valuation allowance	-	-	-
	$ 599	$ 427	$ 414

There was no provision charged to income for each of the years presented.



Note 5 –Bank premises and equipment

Bank premises and equipment consists of the following for the years ended December 31, 2006 and 2005:

	2006	2005
	(In thousands)	
Land	$ 3,851	$ 3,097
Building and improvements	6,020	6,151
Equipment, furniture and fixtures	4,729	4,613
Construction in progress	-	-
	14,600	13,861
Less accumulated depreciation	(3,945)	(3,298)
Premises and equipment, net	$ 10,655	$ 10,563

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was approximately $659,000, $508,000 and $480,000, respectively.

Note 6 –Deposits

At December 31, 2006, the scheduled maturities of time deposit liabilities were as follows:

	(In thousands)
2007	$ 160,647
2008	21,549
2009	12,038
2010	12,409
2011 and thereafter	76
	$ 206,719

To manage the Bank's funding capabilities, the Bank may also enter into retail deposit agreements with customers and may obtain short-term funding from other institutions. Retail deposit agreements with customers are generally secured by investment securities owned by the Bank and are established at prevailing market rates. Short-term funding from other institutions is generally overnight or 30-day funding at current market rates. Retail deposit agreements were approximately $6.7 million and $1.9 million at December 31, 2006 and 2005, respectively.



Note 7 –Federal Home Loan Bank advances

As of December 31, 2006 and 2005, the Bank had a Credit Availability, or potential borrowing capacity, of 25% of total assets, subject to the Bank's financial condition and collateral balances with the FHLB. One of the advance products utilized in 2006 was the "Loans Held for Sale" (LHFS) program, formerly known as the warehouse line of credit. The line is collateralized by the Bank's mortgage loans held for sale. Advances under this line are due 90 days from the date of the advance. As of December 31, 2006, the Bank had a balance of $23.4 million outstanding under the LHFS program, as compared to no outstanding balance under the warehouse line at December 31, 2005. The Bank also maintains a line of credit with the FHLB, which is secured by 1-4 family loans held in the Bank's loan portfolio. As of December 31, 2006 and 2005, the 1-4 family line of credit reflected balances of $8.5 million and $8.0 million, respectively. The weighted average interest rates on the outstanding balances of both lines were 3.92% and 3.05% as of December 31, 2006 and 2005, respectively.

Note 8 –Line of credit

The Company has a line of credit with a financial institution, which provided the Company the ability to draw $3.0 million at current market rates until December 30, 2003 with a maturity date of January 1, 2014. The principal under this line of credit is payable in nine (9) annual installments of $100,000 that began on January 1, 2005 with the entire outstanding balance due and payable on January 1, 2014. Interest is calculated annually using a rate of prime minus 0.50% (7.75% and 6.50% at December 31, 2006 and 2005, respectively). The line of credit is secured through the pledge of all issued and outstanding shares of the Bank's capital stock. The outstanding principal balance at December 31, 2006 and 2005 was $700,000 and $800,000, respectively. The arrangement provides for the Company and Bank to comply with financial covenants related to capital levels, the allowance for loan losses, dividend payments, and other financial matters. At December 31, 2006 and 2005, the Company and the Bank were in compliance with these covenants.

Note 9 –Employee benefit plan

The Bank has a 401(k) salary-deferred plan covering substantially all employees. At the discretion of the Bank's Board of Directors, the Bank may match a percentage of the annual amounts deferred by employees. Matching amounts are funded by the Bank as accrued. Total deferred and matching amounts are limited to amounts that can be deducted for Federal income tax purposes. The Bank's matching contributions were approximately $168,000, $141,000, and $154,000, respectively, for each of the years in the three year period ended December 31, 2006.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
December 31, 2006 and 2005

Note 10 – Shareholders' equity and regulatory requirements

The primary source of funds available to the Company is the payment of dividends by its subsidiary bank. Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2006, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.



Note 10 – Shareholders' equity and regulatory requirements *(continued)*

The Bank's actual capital amounts (in thousands) and ratios are also presented in the table.

	Actual		Required For Capital Adequacy Purposes		Required To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total capital (to risk weighted assets)						
Bank	$ 36,981	10.68%	$ 28,033	8.0%	$ 35,041	10.0%
Consolidated	$ 36,734	10.61%	$ 28,033	8.0%	$ -	-
Tier 1 capital (to risk weighted assets)						
Bank	$ 32,653	9.43%	$ 14,016	4.0%	$ 21,025	6.0%
Consolidated	$ 32,407	9.36%	$ 14,016	4.0%	$ -	-
Tier 1 leverage (to average assets)						
Bank	$ 32,653	8.08%	$ 14,901	4.0%	$ 18,626	5.0%
Consolidated	$ 32,407	7.85%	$ 14,901	4.0%	$ -	-
As of December 31, 2005:						
Total capital (to risk weighted assets)						
Bank	$ 33,470	11.37%	$ 23,550	8.0%	$ 29,437	10.0%
Consolidated	$ 32,841	11.16%	$ 23,550	8.0%	$ -	-
Tier 1 capital (to risk weighted assets)						
Bank	$ 29,792	10.12%	$ 11,775	4.0%	$ 17,663	6.0%
Consolidated	$ 29,161	9.91%	$ 11,775	4.0%	$ -	-
Tier 1 leverage (to average assets)						
Bank	$ 29,792	8.32%	$ 14,323	4.0%	$ 17,904	5.0%
Consolidated	$ 29,161	8.14%	$ 14,323	4.0%	$ -	-



Note 10 – Shareholders' equity and regulatory requirements *(continued)*

In 2005, the Company effected a five-for-four stock split of the common stock in the form of a 25% stock dividend. The dividend was paid on April 1, 2005 to shareholders of record as of March 1, 2005. As a result, approximately $664 ($0.001 par for each share was issued pursuant to the split) was transferred from retained earnings to the common stock account.

During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") for eligible directors, officers, and key employees of the Company and the Bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. The maximum number of shares that may be reserved and made available-for-sale under the 1997 Plan is 345,000 shares, as adjusted for the Company's stock splits and stock dividends.

During early 2005, the Company adopted the 2004 Incentive Plan (the "2004 Plan") for eligible directors, officers, and key employees of the Company and the Bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. The maximum number of shares that may be reserved and made available-for-sale under the 2004 Plan is 330,125 shares, as adjusted for the Company's stock split in 2005.

The Plans provide for the grant of both incentive and nonqualified stock options to purchase the Company's common stock. The Stock Option Committee of the Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, vesting requirements, and the number of shares covered by each option, subject to the approval of the Company's Board of Directors.

On January 1, 2006, the Company adopted SFAS 123(R), *Accounting for Stock-Based Compensation* ("SFAS 123(R)"). SFAS 123(R) requires all share-based payment to employees, including grants of employee stock options, to be recognized as expense in the statement of earnings based on their fair values. Prior to SFAS 123(R), only certain pro forma disclosures of fair value were required. The amount of compensation is measured at the fair value of the options when granted and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS 123(R) applies to awards granted or modified after January 1, 2006 or any unvested awards outstanding at December 31, 2005. The effect of the adoption of the new accounting principle on results of operations depends on the level of option grants, the vesting period for those grants, and the fair value of the options granted at such date. Existing options that vested after the adoption date resulted in additional compensation expense of approximately $295,000 in 2006. The Company utilized the disclosure requirements permitted by SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), for transactions entered into during 1996 and thereafter. For the periods prior to January 1, 2006, the Company elected to remain with the former method of accounting under *Accounting Principles Board Opinion* 25 ("APB 25").



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 2006 and 2005

Note 10 – Shareholders' equity and regulatory requirements (continued)

Presentation of proforma information regarding net income and earnings per share is presented in Note 1 to the financial statements and has been determined as if the Company had accounted for the Plans under the fair value method of that Statement. The fair value for these options was estimated for each of the years presented at the date of grant using an option pricing model that included the following range of assumptions:

	2006	2005	2004
Dividend yield	0.0%	0.0%	0.0%
Volatility	32.7%	34.3%	42.2%
Risk-free rate	4.3-5.0%	3.8-4.5%	3.3-3.7%

In addition, the model assumed that each option was exercised in the initial year of vesting.

For purposes of proforma disclosures, the estimated fair value of options is amortized to expense over the option's vesting period. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the model does not necessarily provide a reliable single measure of the fair value of options.

Vesting requirements are determined by the Board of Directors at the time options are granted and generally provide for vesting over a four-year period. The Plans provide that vesting periods may not exceed ten years.

A summary of the Company's stock option activity, and related information, for the years ended December 31, 2006, 2005, and 2004, follows. Exercise price per share information is based on weighted averages.

	2006		2005		2004	
	Options	Exercise Price Per Share	Options	Exercise Price Per Share	Options	Exercise Price Per Share
Outstanding at beginning of year	310,569	$ 7.09	301,474	$ 5.82	309,630	$ 5.66
Granted	33,391	14.60	33,890	16.30	3,844	16.07
Exercised	(10,400)	5.71	(24,795)	4.29	(10,750)	3.71
Forfeited	(3,000)	11.71	-	-	-	-
Expired	-	-	-	-	(1,250)	14.30
Outstanding at end of year	330,560	$ 7.85	310,569	$ 7.09	301,474	$ 5.82



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
December 31, 2006 and 2005

Note 10 – Shareholders' equity and regulatory requirements *(continued)*

Stock options exercisable and the weighted-average exercise price, at December 31, 2006, 2005, and 2004, follows:

	2006	2005	2004
Options	269,675	238,033	220,898
Weighted-average exercise price	$ 6.30	$ 5.65	$ 4.90

The estimated weighted-average fair value of options granted during the years ended December 31, 2006, 2005 and 2004 are as follows (per option):

2006	$ 7.32
2005	$ 8.58
2004	$ 9.63

At December 31, 2006, options outstanding have exercise prices that range from $3.33 per share to $20.41 per share. The weighted-average remaining contractual life of options outstanding at December 31, 2006 was approximately 65 months.

The Company has issued shares of common stock to non-employee directors as compensation for services rendered. The Company recorded $172,000, $191,000, and $176,000 in stock compensation expense related to the issuance of these shares for the years ended December 31, 2006, 2005, and 2004, respectively. The expense recognized for these shares was equal to the fair value of the shares on the date of issuance.

Following is a reconciliation of the income amounts and common stock amounts utilized in computing the Company's earnings per share for each of the following years ended December 31. Share amounts are weighted average amounts, which, along with per share amounts, have been adjusted to reflect the 5-for-4 stock split effected April 1, 2005.

	2006		
	Income (Numerator)	Shares (Denominator)	Per Share
	(Dollars in thousands, except per share)		
Basic EPS			
Income available to common stockholders	$ 2,897	3,370,277	$ 0.86
Effect of stock options outstanding	-	119,287	0.03
Diluted EPS			
Income available to common stockholders, plus conversions	$ 2,897	3,489,564	$ 0.83



Note 10 – Shareholders' equity and regulatory requirements *(continued)*

	2005		
	Income (Numerator)	Shares (Denominator)	Per Share
	(Dollars in thousands, except per share)		
Basic EPS			
Income available to common stockholders	$ 3,455	3,336,834	$ 1.04
Effect of stock options outstanding	-	187,460	0.06
Diluted EPS			
Income available to common stockholders, plus conversions	$ 3,455	3,524,294	$ 0.98

	2004		
	Income (Numerator)	Shares (Denominator)	Per Share
	(Dollars in thousands, except per share)		
Basic EPS			
Income available to common stockholders	$ 3,502	3,305,534	$ 1.06
Effect of stock options outstanding	-	216,342	0.07
Diluted EPS			
Income available to common stockholders, plus conversions	$ 3,502	3,521,876	$ 0.99

Note 11 – Income taxes

The total income taxes in the statements of income for the years ended December 31, 2006, 2005 and 2004 are as follows (in thousands):

	2006	2005	2004
Current tax	$ 1,632	$ 2,231	$ 2,515
Deferred tax (benefit)	(172)	(289)	(348)
	$ 1,460	$ 1,942	$ 2,167



Note 11 – Income taxes *(continued)*

The Bank's provision for income taxes differs from the amounts computed by applying the Federal and state income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	2006	2005	2004
Federal statutory rates	34.0%	34.0%	34.0%
State taxes	6.0%	6.0%	6.0%
Tax exempt income	(2.0)	-	-
Nondeductible interest	0.5	-	-
State tax credits	(4.7)	(3.4)	-
Other, including effect of graduated rate brackets	(0.3)	(0.6)	(1.8)
	33.5%	36.0%	38.2%

The primary components of deferred income taxes at December 31, 2006 and 2005 are as follows:

	2006	2005
	(In thousands)	
Deferred tax assets		
Allowance for loan losses	$ 1,406	$ 1,218
Unrealized loss on securities available-for-sale	158	311
Amortization of GA low-income housing tax credits	38	-
Valuation allowance on GA low-income housing tax credits	(47)	-
Deferred income tax assets	1,555	1,529
Deferred tax liabilities		
Depreciation	195	188
Deferred income tax liabilities	195	188
Net deferred income tax assets	$ 1,360	$ 1,341

Realization of deferred tax assets is dependent on sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
December 31, 2006 and 2005

Note 12 –Commitments and contingencies

In the ordinary course of business, the Bank may enter into off-balance-sheet financial instruments that are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements.

Following is an analysis of significant off-balance-sheet financial instruments for the years ended December 31, 2006 and 2005:

	2006	2005
	(In thousands)	
Commitments to extend credit	$ 79,828	$ 66,262
Standby letters of credit	2,389	1,947
	$ 82,217	$ 68,209

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In managing the Bank's credit and market risk exposure, the Bank may participate these commitments with other institutions when funded. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The Company, as part of its retail mortgage loan production activities, routinely enters into short-term commitments to originate loans. Most of the loans will be sold to third parties upon closing. For those loans, the Company enters into individual forward sales commitments at the same time the commitments to originate are finalized. While the forward sales commitments function as an economic offset and effectively eliminate the Company's financial risk of rate changes during the rate lock period, both the commitment to originate mortgage loans that will be sold and the commitment to sell the mortgage loans are derivatives, the fair values of which are essentially equal and offsetting. The fair values are calculated based on changes in market interest rates after the commitment date. The notional amounts of these mortgage loan origination commitments and the related forward sales commitments were approximately $38 million each at December 31, 2006. The net unrealized gains/losses of the origination and sales commitments did not have a material effect on the consolidated financial statements of the Company at December 31, 2006 or 2005.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 2006 and 2005

Note 12 – Commitments and contingencies (continued)

The Company has executed individual forward sales commitments related to retail mortgage loans, which are classified as loans held for sale. The forward sales commitments on retail mortgage loans function as an economic offset and mitigate the Company's market risk on these loans. The notional value of the forward sales commitments on retail mortgage loans at December 31, 2006 was approximately $57 million. The fair value of the sales commitments on retail mortgage loans resulted in no material gains or losses to the Company at December 31, 2006 or 2005.

The nature of the business of the Bank is such that it ordinarily results in a certain amount of litigation. In the opinion of management, there are no present matters in which the outcome will have a material adverse effect on the Company's financial statements.

Note 13 – Supplemental consolidated cash flow information

	2006	2005	2004
	(Dollars in thousands)		
Income taxes paid	$ 1,396	$ 1,847	$ 2,125
Interest paid	$ 10,295	$ 7,677	$ 4,232

Note 14 – Fair value of financial instruments

The estimated fair values of the Bank's financial instruments, for those instruments for which the Bank's management believes estimated fair value does not by nature approximate the instruments' carrying amount, are as follows at December 31, 2006 and 2005 (in millions):

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Loans and loans held for sale, net	$ 333.3	$ 384.1	$ 284.6	$ 294.2
Certificates of deposit	$ 206.7	$ 208.3	$ 156.2	$ 160.1

Estimated fair value information of investment securities is presented in Note 2 of the financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 2006 and 2005

Note 15 –Other expenses

Other non-interest expenses for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	(Dollars in thousands)		
Data processing	$ 759	$ 720	$ 618
Legal and accounting	367	393	318
Printing and supplies	319	360	356
Advertising	303	295	295
Telephone	174	167	194
Outside services	458	364	409
Other	2,263	1,931	2,021
	$ 4,643	$ 4,230	$ 4,211

Note 16 –Comprehensive Income

The components of other comprehensive income and related tax effects for each of the years ended December 31, 2006, 2005 and 2004 are as follows (in thousands):

	2006	2005	2004
Unrealized holding losses on available-for-sale securities	$ 424	$ (863)	$ (356)
Tax effect	(153)	352	141
Net of tax amount	$ 271	$ (511)	$ (215)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 2006 and 2005

Note 17 – Quarterly Financial Data (Unaudited)

The following table represents summarized data for each of the quarters in 2006 and 2005 (in thousands, except earnings per share data):

Selected Quarterly Data
(*$ in thousands, except per share data*)

	2006				2005			
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Interest income	$7,230	$6,437	$6,057	$5,611	$5,738	$5,538	$4,967	$4,633
Interest expense	3,693	3,212	2,651	2,413	2,455	2,432	1,915	1,618
Net interest income	3,537	3,225	3,406	3,198	3,283	3,106	3,052	3,015
Provision for loan losses	198	242	275	183	(81)	356	427	320
Net interest income after provision for loan losses	3,339	2,983	3,131	3,015	3,364	2,750	2,625	2,695
Non-interest income	2,815	2,435	2,342	2,208	2,553	2,977	2,324	2,476
Securities gain (loss)	-	-	-	-	-	-	--	1
Non-interest expenses	4,606	4,474	4,544	4,287	4,332	4,229	3,916	3,891
Income before income tax expense	1,548	944	929	936	1,585	1,498	1,033	1,281
Income tax expense	602	275	296	287	536	546	378	482
Net income	$ 946	$ 669	$ 633	$ 649	$1,049	$ 952	$ 655	$ 799
Basic earnings per common share	$0.28	$0.20	$0.19	$0.19	$0.31	$0.28	$0.20	$0.24
Diluted earnings per common share	$0.27	$0.19	$0.18	$0.19	$0.30	$0.27	$0.19	$0.23



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (*continued*)
December 31, 2006 and 2005

Note 18 –Condensed financial information on Georgia-Carolina Bancshares, Inc. *(parent company only)*

Condensed Balance Sheet
December 31, 2006 and 2005
(dollars in thousands)

	2006	2005
Assets		
Cash	$ 112	$ 81
Investment in subsidiary	32,373	29,240
Other assets	404	42
Deferred tax benefit	0	88
Total assets	$ 32,889	$ 29,451
Liabilities		
Note payable	$ 700	$ 800
Other Liabilities	63	42
Total liabilities	763	842
Shareholders' equity	32,126	28,609
Total liabilities and shareholders' equity	$ 32,889	$ 29,451

Condensed Statement of Income
Years Ended December 31, 2006, 2005 and 2004
(dollars in thousands)

	2006	2005	2004
Income, dividends from subsidiary	$ -	$ 85	$ -
Expenses			
Director compensation	(48)	(31)	(112)
Other	(282)	(206)	(199)
Total expenses	(330)	(237)	(311)
Loss before income tax benefits and equity in undistributed earnings of subsidiary	(330)	(152)	(311)
Income tax benefits	187	88	117
Loss before equity in undistributed earnings of subsidiary	(143)	(64)	(194)
Equity in undistributed earnings of subsidiary	3,040	3,519	3,696
Net income	$ 2,897	$ 3,455	$ 3,502


Note 18 –Condensed financial information on Georgia-Carolina Bancshares, Inc. *(parent company only) (continued)*

Condensed Statement of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(dollars in thousands)

	2006	2005	2004
Cash flows from operating activities			
Net income	$ 2,897	$ 3,455	$ 3,502
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation expense	295	-	-
Stock compensation	172	191	176
Equity in undistributed earnings of subsidiary	(3,040)	(3,519)	(3,696)
Net change in other assets and liabilities	(252)	(59)	42
Total adjustments	(2,825)	(3,387)	(3,478)
Net cash provided by operating activities	72	68	24
Cash flows from financing activities			
Payments on borrowed funds	(100)	(100)	(100)
Proceeds from issuance of common stock, and exercise of stock options	59	106	40
Net cash provided by (used in) financing activities	(41)	6	(60)
Net change in cash	31	74	(36)
Cash at beginning of the year	81	7	43
Cash at end of the year	$ 112	$ 81	$ 7



GEORGIA-CAROLINA BANCSHARES, INC.
FIRST BANK OF GEORGIA
CEO's

Left to Right:
Patrick G. Blanchard,
President & CEO,
Georgia-Carolina Bancshares, Inc.
and Vice Chairman of
First Bank of Georgia
and Remer Y. Brinson III,
President & CEO,
First Bank of Georgia

FIRST BANK OF GEORGIA
CORPORATE EXECUTIVES & BANK LEADERSHIP



Pictured left to right: (seated) Remer Y. Brinson III, President & CEO, First Bank of Georgia and Patrick G. Blanchard, President & CEO,
Georgia-Carolina Bancshares, Inc. and Vice Chairman of First Bank of Georgia. Standing left to right Marie Sutton, Senior Vice President & Chief Operations Officer;
Bradley J. Gregory, Senior Vice President & Chief Financial Officer; Thomas M. Bird, Executive Vice President, First Bank Mortgage; William W. McCartney,
Senior Vice President & Investment Consultant, FB Financial Services; and W. Cameron Nixon, Senior Vice President & Senior Lending Officer.

FIRST BANK MORTGAGE
A DIVISION OF FIRST BANK OF GEORGIA
SENIOR MANAGEMENT



Standing left to right: Thomas M. Bird, Executive Vice President & Division Head; Hugh E. Hollar, Senior Vice President & Manager
of the Construction Lending Department of the bank; Lynn Holley, Senior Vice President & Operations Officer of the division;
and David Holloway, Senior Vice President & Manager of the Wholesale Department.

GEORGIA-CAROLINA BANCSHARES, INC.
&
FIRST BANK OF GEORGIA
BOARD OF DIRECTORS



Pictured seated left to right: A. Montague Miller, Chairman of the Board, First Bank of Georgia and Samuel A. Fowler, Jr., Chairman of the Board, Georgia-Carolina Bancshares, Inc. Standing left to right: James L. Lemley, M. D., Joseph D. Greene, Karen M. Foushee, M.D., Remer Y. Brinson III, President & CEO, First Bank of Georgia; Patrick G. Blanchard, President & CEO, Georgia-Carolina Bancshares, Inc. and Vice Chairman of First Bank of Georgia.



Pictured seated left to right: John W. "J." Lee and Phillip G. Farr.
Standing left to right: Robert N. Wilson, Jr., Clayton P. Boardman III, Bennye M .Young, and Arthur J. "Sonny" Gay, Jr.

Georgia-Carolina Bancshares, Inc.
&
First Bank of Georgia

Board of Directors



Pictured seated left to right: George H. Inman, Vice Chairman of the Board of Georgia-Carolina Bancshares, Inc. and Larry DeMeyers.
Standing left to right.   R. W. Culpepper, Julian W. Osbon, William G. Hatcher, Sr., and Don A. Grantham.



Standing left to right: Hugh L. Hamilton, Jr., William D. McKnight, David W. Joesbury, Sr., and J. Randal Hall.

FIRST BANK OF GEORGIA
ADVISORY BOARD OF DIRECTORS



Seated left to right: I. Gary Katcoff, DDS, Randall W. Hatcher, Jeffery L. Hadden, and Brent A. Smith.
Standing left to right: Walter P. "Nick" Carter, Louis Mulherin III, The Honorable Connie Cheatham, The Honorable Cindy Mason and Mike Wall.



Seated left to right: Adarsh K. Gulati, PhD, J. Gary Waters, Joseph J. Rogers, and The Honorable Charles B. Webster.
Standing left to right: T. R. Reddy, Jake Ivey, C. Shayne George, George M. Duehring, and B. William Cleveland.
Not Pictured: Dr. Shirley Lewis, The Honorable Jim Whitehead, and Stephen H. Steinberg.

GEORGIA CAROLINA BANCSHARES, INC.
OFFICERS

Samuel A. Fowler, Jr.
Chairman of the Board

George H. Inman
Vice Chairman of the Board

Patrick G. Blanchard
President & CEO

Bradley J. Gregory
Senior Vice President, CFO
& Secretary

FIRST BANK OF GEORGIA
OFFICERS

A. Montague Miller
Chairman of the Board

Patrick G. Blanchard
Vice Chairman of the Board

Remer Y. Brinson III
President & CEO

Bradley J. Gregory
Senior Vice President,
CFO & Secretary/Treasurer

Thomas M. Bird
Executive Vice President
First Bank Mortgage

William W. McCartney, Jr.
Senior Vice President &
Investment Consultant
FB Financial Services

W. Cameron Nixon
Senior Vice President &
Senior Lending Officer

Sandra S. Davis-Attaway
Senior Vice President &
Office Manager
Daniel Village Office-Augusta, GA

Hugh E. Hollar
Senior Vice President
Construction Lending Department

Lynn Holley
Senior Vice President-Operations
First Bank Mortgage-Augusta, GA

David Holloway
Senior Vice President
First Bank Mortgage-Augusta, GA

Cedric J. Johnson
Senior Vice President &
Community Development Officer

Frank Lee
Senior Vice President
First Bank Mortgage-Augusta, GA

Donald H. Skinner
Senior Vice President &
Columbia County Executive

Marie B. Sutton
Senior Vice President,
Chief Operations Officer &
Officer & CRA Officer

James W. Brantley
Vice President & Office Manager

Yvonne C. Davis
Vice President & Business Banker

Joyce Frankenfield
Vice President & Internal Audit
Coordinator

George Lokey
Vice President & City Executive
Hill Street Office - Thomson GA

Lynn McDonald
Vice President
First Bank Mortgage - Augusta GA

David Mordecai
Vice President
First Bank Mortgage - Jacksonville FL

Scott Rollins
Vice President & Credit Officer

Greg Scurlock
Vice President & Commercial
Lender/Business Banker

David Stelbrink
Vice President
First Bank Mortgage - Jacksonville FL

Lisa D. Hayes
Assistant Vice President & Controller

Shirley McKinney
Assistant Vice President &
Loan Operations Manager

Laura O. Morgan
Assistant Vice President &
Training Coordinator

Gay L. Morris
Assistant Vice President &
Assistant Office Manager
Daniel Village Office

Michelle Piper
Assistant Vice President &
Office Manager
Fury's Ferry Office

James H. Rigsby III
Assistant Vice President
First Bank Mortgage-Augusta GA

Phyllis Salazar
Assistant Vice President &
Office Manager-West Town Office

Michelle Starnes
Asssistant Vice President &

Amy M. Sykes
Assistant Vice President &
Human Resource Manager

Brenae Thomann
Asssistant Vice President &
Office Manager
Medical Center Office

Renee Wright
Assistant Vice President &

Office Manager
Hill Street Office - Thomson

Tina G. Bland
Banking Officer & Assistant
Office Manager-Medical Center Office

Jane Drake
Banking Officer & Assistant
Office Manager-West Town Office

Marc Wilson
Banking Officer

Mike Love
Collections Officer

Paula Anderson
Mortgage Officer

Paula Beatty
Mortgage Compliance Officer

Brenda Holdren
Mortgage Officer

Barbara Howell
Mortgage Officer

Leslie Kromke
Mortgage Officer

Sharon Spencer
Mortgage Officer

Cheryl Dawson
Operations Officer

Jerry Dunn
Technology Officer

Lynn M. Lambert
Administrative Officer

Georgia-Carolina Bancshares, Inc.
Directors & Executive Officers

NAME	OCCUPATION
Patrick G. Blanchard	President and Chief Executive Officer, Georgia-Carolina Bancshares, Inc.
Remer Y. Brinson III	President and Chief Executive Officer, First Bank of Georgia
Larry DeMeyers	President and Chief Operating Officer *(retired)*, Bankers First Corporation and its successor, SouthTrust Bank
Phillip G. Farr	Principal, Phillip G. Farr, CPA, P.C.
Samuel A. Fowler, Jr.	Attorney, Fowler & Wills, Attorneys at Law
Arthur J. Gay, Jr.	President and Chief Executive Officer, T and T Associates, Inc. *(land development and consulting)*
Joseph D. Greene	Professor, Augusta State University
Bradley J. Gregory	Senior Vice President and Chief Financial Officer And Secretary
J. Randal Hall	Attorney, Warlick, Tritt, Stebbins & Hall, P. C., Former State Senator
Hugh L. Hamilton, Jr.	President and Chief Executive Officer, Genesis Health, L.L.C.
William G. Hatcher	Chief Executive Officer, MAU, Inc. *(personnel services)*
George H. Inman	Chairman (retired), Club Car, Inc. *(manufacturing)*
David W. Joesbury, Sr.	President, Joesbury Insurance Agency, Inc.
John W. Lee	President and Chief Operating Officer *(retired)*, GIW Industries, Inc. *(manufacturing)*
James L. Lemley, M. D.	Physician and Managing Partner, McDuffie Medical Associates
A. Montague Miller	Attorney at Law, President and Chief Executive Officer *(retired)*, Club Car, Inc. *(manufacturing)*
Julian W. Osbon	Chairman and Chief Executive Officer, Charter Management Company *(consulting and management)*
Robert N. Wilson, Jr.	Principal, Wilson Finance Corporation and Wilson Ventures, Inc. *(real estate and insurance sales)*
Bennye M. Young	Homemaker
George O. Hughes *Director Emeritus*	Chairman, George O. Hughes Furniture Co., Inc.

GEORGIA-CAROLINA BANCSHARES, INC.

SHAREHOLDER INFORMATION

Stock Market Listing:
Georgia-Carolina Bancshares, Inc. common stock is listed on the NASDAQ Over-the-Counter Bulletin Board under the symbol of GECR. The principal market maker for the Company is Morgan Keegan & Co., Inc.

Corporate Offices:
3527 Wheeler Road
Augusta, GA 30909
Telephone: (706) 731-6600

Subsidiary:
First Bank of Georgia
Member FDIC

Annual Meeting:
The Company's Annual Meeting of Shareholders will be held Monday, May 21, 2007 at 4:00 p.m. in the lobby of the Corporate Headquarters and Main Office, 3527 Wheeler Road, Augusta, Georgia 30909.

Financial Information:
Financial analysts and interested investors desiring information regarding Georgia-Carolina Bancshares, Inc. should contact Patrick G. Blanchard, President & Chief Executive Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 15148, Augusta, Georgia 30919-1148. Additional information regarding First Bank of Georgia may be obtained on the internet at www.firstbankofga.com or by calling (706) 731-6600.

Annual Report on Form 10-K:
A copy of the Company's 2006 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available free of charge by contacting Patrick G. Blanchard, President and Chief Executive Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 15148, Augusta, GA 30919-1148.

Stock Transfer Agent, Registrar & Dividend Paying Agent:
Georgia-Carolina Bancshares, Inc. Transfer Agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572. They are available to assist you with change of address, replacement of lost certificates, or duplicate 1099 requests.

Legal:

Special Legal Counsel:	General Counsel:	General Counsel:
Smith, Gambrell & Russell, L.L.P.	Warlick, Tritt, Stebbins	Fowler & Wills, L. L. C.
Suite 3100, Promenade II	& Hall, P.C.	318 Jackson Street
1230 Peachtree Street, N. E.	699 Broad Street, Suite 1500	Thomson, GA 30824
Atlanta, GA 30309-3592	Augusta, GA 30901	

Independent Accountants:
Cherry, Bekaert & Holland, L. L. P.
Post Office Box 82472
Atlanta, GA 30354-0472

First Bank
OF GEORGIA

OUR LOCATIONS



MAIN OFFICE	**MEDICAL CENTER OFFICE**	**FURY'S FERRY OFFICE**
3527 Wheeler Road	1580 Walton Way	375 Fury's Ferry Road
Augusta, GA 30909	Augusta, GA 30904	Martinez, GA 30907
(706) 731-6600	(706) 312-6500	(706) 651-9595
DANIEL VILLAGE OFFICE	**WEST TOWN OFFICE**	**HILL STREET OFFICE**
2805 Wrightsboro Road	3820 Washington Road	110 East Hill Street
Augusta, GA 30909	Martinez, GA 30907	Thomson, GA 30824
(706) 736-2100	(706) 228-2400	(706) 595-1600

First Bank
MORTGAGE

OUR LOCATIONS



AUGUSTA	JACKSONVILLE	SAVANNAH
2743 Perimeter Parkway	9250 Baymeadows Road, Suite 460	138 Canal Street, Suite 204
Building 100, Suite 100	Jacksonville, FL 32256	Pooler, GA 31322
Augusta, GA 30909	(904) 733-0010	(912) 330-9115
(706) 821-6000		

ATM
LOCATIONS

DANIEL VILLAGE OFFICE
2805 Wrightsboro Road
Augusta, GA 30909

MAIN OFFICE
3527 Wheeler Road
Augusta, GA 30909

FURY'S FERRY OFFICE
375 Fury's Ferry Road
Martinez, GA 30907

MEDICAL CENTER OFFICE
1580 Walton Way
Augusta, GA 30904

HILL STREET OFFICE
110 East Hill Street
Thomson, GA 30824

WALTON'S CORNER
3626 Walton Way Extension
Augusta, GA 30909

WEST TOWN OFFICE
3820 Washington Road
Martinez, GA 30907

BELAIR COLUMBIA ROAD
4477 Columbia Road
Martinez, GA 30907

END

GEORGIA ★ CAROLINA
Bancshares, Inc.

POST OFFICE BOX 15148 · AUGUSTA, GEORGIA · 30919-1148

